Filed Pursuant to Rule 424(b)(2)
Registration No. 333-273926

Prospectus supplement

(To prospectus dated August 11, 2023)

$1,500,000,000

National Fuel Gas Company

$500,000,000 4.75% Notes due 2029

$500,000,000 5.05% Notes due 2031

$500,000,000 5.50% Notes due 2036

National Fuel Gas Company (the “Company”) is offering $500,000,000 principal amount of 4.75% notes due 2029, which the Company refers to in this prospectus supplement as the “2029 notes,” $500,000,000 principal amount of 5.05% notes due 2031, which the Company refers to in this prospectus supplement as the “2031 notes,” and $500,000,000 principal amount of 5.50% notes due 2036, which the Company refers to in this prospectus supplement as the “2036 notes,” and, collectively with the 2029 notes and the 2031 notes, the “notes.”

The Company will pay interest on the 2029 notes semi-annually in arrears on May 15 and November 15 of each year, beginning on November 15, 2026. The Company will pay interest on the 2031 notes semi-annually in arrears on April 15 and October 15 of each year, beginning on October 15, 2026. The Company will pay interest on the 2036 notes semi-annually in arrears on May 15 and November 15 of each year, beginning on November 15, 2026. The notes will be issued in denominations of $2,000 and integral multiples of $1,000 in excess thereof. The 2029 notes will mature on May 15, 2029, the 2031 notes will mature on October 15, 2031 and the 2036 notes will mature on May 15, 2036. The Company may redeem some or all of the notes of each series at any time or from time to time at the applicable redemption prices discussed in this prospectus supplement under the heading “Description of the Notes—Optional Redemption.” If a change of control triggering event as described in this prospectus supplement under the heading “Description of the Notes—Change of Control Offer” occurs with respect to a series of notes, the Company may be required to offer to repurchase the notes of such series from the holders. The interest rate payable on each series of the notes will be subject to adjustments from time to time as discussed in this prospectus supplement under the heading “Description of the Notes—Interest Rate Adjustment.”

In addition, the notes will be subject to a “special mandatory redemption” in the event that (i) the CenterPoint Acquisition (as defined in this prospectus supplement) is not consummated on or prior to the Outside Date (as defined in this prospectus supplement) or (ii) if prior to the Outside Date, the Purchase Agreement (as defined in this prospectus supplement) is terminated, other than in connection with the consummation of the CenterPoint Acquisition and is not otherwise amended or replaced. If a special mandatory redemption event occurs, we will redeem the notes at the “special mandatory redemption price” equal to 101% of the principal amount of the notes being redeemed, plus accrued and unpaid interest from the date of initial issuance, or the most recent date to which interest has been paid or provided for, whichever is later, to, but not including, the special mandatory redemption date. See “Description of the Notes—Special Mandatory Redemption.”

The notes will constitute the Company’s direct unsecured general obligations and will rank equally with all of the Company’s other unsecured and unsubordinated debt from time to time outstanding.

We intend to use the net proceeds from this offering (i) to fund a portion of the CenterPoint Acquisition, including the payment of related fees and expenses, and (ii) for general corporate purposes, including to repurchase and/or redeem all or a portion of our outstanding 2026 Notes (as defined in this prospectus supplement). See “Use of Proceeds.”

Each series of notes is a new issue of securities with no established trading market. The notes will not be listed on any securities exchange.

Investing in the notes involves certain risks. See “Risk Factors” beginning on page S-11 of this prospectus supplement.

	Per 2029 Note	Total	Per 2031 Note	Total	Per 2036 Note	Total
Public offering price(1)	99.906%	$499,530,000	99.882%	$499,410,000	99.363%	$496,815,000
Underwriting discounts	0.350%	$1,750,000	0.600%	$3,000,000	0.650%	$3,250,000
Proceeds before expenses	99.556%	$497,780,000	99.282%	$496,410,000	98.713%	$493,565,000

(1)

Plus accrued interest from June 10, 2026, if settlement occurs after that date, which is the tenth U.S. business day following the date of this prospectus supplement (such settlement being referred to as “T+10”).

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the notes in book-entry form only through the facilities of The Depository Trust Company against payment therefor in New York, New York and its participants, including Clearstream Banking, société anonyme, Luxembourg, and Euroclear Bank, SA/NV, on June 10, 2026.

Joint Book-Running Managers

TD Securities	Wells Fargo Securities	BofA Securities	J.P. Morgan	PNC Capital Markets LLC

Co-Managers

CIBC Capital Markets	KeyBanc Capital Markets	US Bancorp	Mizuho

Comerica Securities	M&T Securities	HSBC	Truist Securities

Prospectus supplement dated May 27, 2026.

S-i

About This Prospectus Supplement

We provide information to you about this offering in two separate documents. The accompanying prospectus provides general information about us and the securities we may offer from time to time, some of which may not apply to this offering. This prospectus supplement describes the specific details regarding the notes offered hereby. Additional information is incorporated by reference in this prospectus supplement. If information in this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on this prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement, in the accompanying prospectus or in any free writing prospectus that we may provide to you. We have not, and the underwriters have not, authorized anyone to provide you with different information. You should not assume that the information contained in this prospectus supplement, the accompanying prospectus or any document incorporated by reference is accurate as of any date other than the date mentioned on the cover page of these documents. Our business, financial condition, results of operations and prospects may have changed since those dates. We are not, and the underwriters are not, making offers to sell the securities in any jurisdiction in which an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make an offer or solicitation.

References in this prospectus supplement to the terms “we,” “us,” the “Company” or other similar terms mean National Fuel Gas Company and its consolidated subsidiaries, unless we state otherwise or the context indicates otherwise.

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Where You Can Find More Information

The Company files annual, quarterly and other reports, proxy statements and other information with the SEC. These SEC filings are available to the public at the SEC’s website at www.sec.gov. Information about the Company is also available on the Company’s website, www.natfuel.com. Other than any SEC filings incorporated by reference in this prospectus supplement and the accompanying prospectus, the information available on the Company’s website is not part of this prospectus supplement and the accompanying prospectus.

S-iii

Information We Incorporate by Reference

The SEC allows us to incorporate by reference the information we file with them, which means:

•	incorporated documents are considered part of this prospectus supplement and the accompanying prospectus;

•	we can disclose important information to you by referring you to those documents; and

•

information that we file with the SEC after the date of this prospectus supplement will automatically update and supersede the information contained in this prospectus supplement and the accompanying prospectus and incorporated filings.

We incorporate by reference the documents listed below that we filed with the SEC under the Securities Exchange Act of 1934 (the “Exchange Act”):

•	our Annual Report on Form 10-K for the fiscal year ended September 30, 2025;

•	our Quarterly Reports on Form 10-Q for the quarterly periods ended December 31, 2025 and March 31, 2026; and

•

our Current Reports on Form 8-K filed with the SEC on October 21, 2025 (Item 1.01 only), November  6, 2025 (Items 1.01 and 2.03 only), December  10, 2025, December  15, 2025 (Items 1.01 and 3.02 only), December  29, 2025, March  13, 2026, March  27, 2026 and May 26, 2026.

We also incorporate by reference each of the documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this prospectus supplement and prior to the termination of the offering under this prospectus supplement. We will not, however, incorporate by reference in this prospectus supplement or the accompanying prospectus any documents or portions thereof that are not deemed “filed” with the SEC, including any information furnished pursuant to Item 2.02 or Item 7.01 of our Current Reports on Form 8-K after the date of this prospectus supplement unless, and except to the extent, specified in such Current Reports.

We will provide you with a copy of any of these filings (other than an exhibit to these filings, unless the exhibit is specifically incorporated by reference into the filing requested) at no cost, if you submit a request to us by writing or telephoning us at the following address or telephone number:

National Fuel Gas Company

6363 Main Street

Williamsville, New York 14221

Attention: Corporate Secretary

Telephone: (716) 857-7000

S-iv

Safe Harbor for Forward-Looking Statements

Some of the statements contained or incorporated by reference in this prospectus supplement and the accompanying prospectus are forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, projections, strategies, future events or performance, and underlying assumptions and other statements which are other than statements of historical facts. From time to time, the Company may publish or otherwise make available forward-looking statements of this nature. All such subsequent forward-looking statements, whether written or oral and whether made by or on behalf of the Company, are also expressly qualified by these cautionary statements. Certain statements contained or incorporated by reference in this prospectus supplement and the accompanying prospectus, including, without limitation, statements regarding future prospects, plans, objectives, goals, projections, estimates of oil and gas quantities, strategies, future events or performance and underlying assumptions, capital structure, anticipated capital expenditures, completion of construction projects, projections for pension and other post-retirement benefit obligations, impacts of the adoption of new authoritative accounting and reporting guidance, and possible outcomes of litigation or regulatory proceedings, as well as statements that are identified by the use of the words “anticipates,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “predicts,” “projects,” “believes,” “seeks,” “will,” “may,” and similar expressions, are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995 and accordingly involve risks and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. The Company’s expectations, beliefs and projections are expressed in good faith and are believed by the Company to have a reasonable basis, but there can be no assurance that management’s expectations, beliefs or projections will result or be achieved or accomplished. In addition to other factors and matters discussed elsewhere herein, the following are important factors that, in the view of the Company, could cause actual results to differ materially from those discussed in the forward-looking statements:

•

changes in laws, regulations or judicial interpretations to which the Company is subject, including those involving derivatives, taxes, safety, employment, climate change, other environmental matters, real property, and exploration and production activities such as hydraulic fracturing;

•

governmental/regulatory actions, initiatives and proceedings, including those involving rate cases (which address, among other things, target rates of return, rate design, retained natural gas and system modernization), environmental/safety requirements, affiliate relationships, industry structure, and franchise renewal;

•

changes in economic conditions, including the imposition of additional tariffs on U.S. imports and related retaliatory tariffs, inflationary pressures, supply chain issues, liquidity challenges, and global, national or regional recessions, and their effect on the demand for, and customers’ ability to pay for, the Company’s products and services;

•

the Company’s ability to complete strategic transactions, such as the CenterPoint Acquisition, including receipt of required regulatory clearances and satisfaction of other conditions to closing, and to recognize the anticipated benefits of such transactions;

•	governmental/regulatory actions and/or market pressures to reduce or eliminate reliance on natural gas;

•	the Company’s ability to estimate accurately the time and resources necessary to meet emissions targets;

•	changes in the price of natural gas;

•	impairments under the SEC’s full cost ceiling test for natural gas reserves;

•	the creditworthiness or performance of the Company’s key suppliers, customers and counterparties;

•

financial and economic conditions, including the availability of credit, and occurrences affecting the Company’s ability to obtain financing on acceptable terms for working capital, capital expenditures, other investments, and acquisitions, including any downgrades in the Company’s credit ratings and changes in interest rates and other capital market conditions;

S-v

•	negotiations with the collective bargaining units representing the Company’s workforce, including potential work stoppages during negotiations;

•

changes in price differentials between similar quantities of natural gas sold at different geographic locations, and the effect of such changes on commodity production, revenues and demand for pipeline transportation capacity to or from such locations;

•	the impact of information technology disruptions, cybersecurity or data security breaches, including the impact of issues that may arise from the use of artificial intelligence technologies;

•

factors affecting the Company’s ability to successfully identify, drill for and produce economically viable natural gas reserves, including among others geology, lease availability and costs, title disputes, weather conditions, water availability and disposal or recycling opportunities of used water, shortages, delays or unavailability of equipment and services required in drilling operations, insufficient gathering, processing and transportation capacity, the need to obtain governmental approvals and permits, and compliance with environmental laws and regulations;

•

increased costs or delays or changes in plans with respect to Company projects or related projects of other companies, as well as difficulties or delays in obtaining necessary governmental approvals, permits or orders or in obtaining the cooperation of interconnecting facility operators;

•	increasing health care costs and the resulting effect on health insurance premiums and on the obligation to provide other post-retirement benefits;

•	other changes in price differentials between similar quantities of natural gas having different quality, heating value, hydrocarbon mix or delivery date;

•	the cost and effects of legal and administrative claims against the Company or activist shareholder campaigns to effect changes at the Company;

•	uncertainty of natural gas reserve estimates;

•	significant differences between the Company’s projected and actual production levels for natural gas;

•	changes in demographic patterns and weather conditions (including those related to climate change);

•	changes in the availability, price or accounting treatment of derivative financial instruments;

•

changes in laws, actuarial assumptions, the interest rate environment and the return on plan/trust assets related to the Company’s pension and other post-retirement benefits, which can affect future funding obligations and costs and plan liabilities;

•

economic disruptions or uninsured losses resulting from major accidents, fires, severe weather, natural disasters, terrorist activities or acts of war, as well as economic and operational disruptions due to third-party outages;

•	significant differences between the Company’s projected and actual capital expenditures and operating expenses;

•	increasing costs of insurance, changes in coverage and the ability to obtain insurance; or

•

other risks described in this prospectus supplement or the accompanying prospectus or incorporated by reference through the Company’s filings with the SEC, including in Part I, Item 1A. “Risk Factors” of the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2025, and Part II, Item 1A. “Risk Factors” of the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2025.

For a discussion of these risks and other factors that could cause actual results to differ materially from results referred to in the forward-looking statements, see “Risk Factors” in this prospectus supplement. The Company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof, except as required by law.

S-vi

Summary

This summary highlights information about us and the notes being offered by this prospectus supplement. This summary is not complete and may not contain all of the information that you should consider prior to investing in our securities. For a more complete understanding of the Company, we encourage you to read this prospectus supplement, including the information incorporated by reference in this prospectus supplement and the other documents to which we have referred you.

National Fuel Gas Company

National Fuel Gas Company, incorporated in 1902, is a holding company organized under the laws of the State of New Jersey. The Company is engaged in the business of owning and holding securities issued by its subsidiaries.

The Company is a diversified energy company engaged principally in the production, gathering, transportation, storage and distribution of natural gas. The Company reports financial results for three business segments:

•

the Integrated Upstream and Gathering segment, which is engaged in the exploration for, and development of, natural gas reserves in the Appalachian region of the United States, as well as the building, owning and operating of natural gas processing and pipeline gathering facilities in the Appalachian region;

•

the Pipeline and Storage segment, which provides interstate natural gas transportation services for affiliated and nonaffiliated companies through integrated natural gas pipeline systems in Pennsylvania and New York, as well as storage services through its underground natural gas storage fields; and

•

the Utility segment, which provides natural gas utility services to customers through a local distribution system located in western New York and northwestern Pennsylvania. The principal metropolitan areas served by the Utility segment include Buffalo, Niagara Falls and Jamestown, New York and Erie and Sharon, Pennsylvania.

The Company’s principal executive offices are located at 6363 Main Street, Williamsville, New York 14221 and its telephone number is (716) 857-7000.

The CenterPoint Acquisition

On October 20, 2025, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with CenterPoint Energy Resources Corp. (the “Seller”), a subsidiary of CenterPoint Energy, Inc., pursuant to which, among other things, the Company agreed to acquire from the Seller all of the issued and outstanding equity interests of Vectren Energy Delivery of Ohio, LLC (“CenterPoint Ohio”), the Seller’s Ohio natural gas local distribution company business, for an aggregate purchase price of $2,620,000,000, subject to customary adjustments, as provided in the Purchase Agreement (the “CenterPoint Acquisition”). The purchase price will be paid through a combination of cash and a promissory note issued by the Company to the Seller pursuant to the Seller Note Agreement (as defined in this prospectus supplement).

The Purchase Agreement includes customary termination rights for both the Company and the Seller, including the right of either party to terminate the Purchase Agreement if the CenterPoint Acquisition has not been consummated within eighteen months following the execution date (the “Termination Date”). The Termination Date may be extended by either party for up to two additional three-month periods under certain conditions.

The CenterPoint Acquisition is expected to close in the fourth quarter of calendar 2026, subject to the satisfaction or waiver of certain closing conditions set forth in the Purchase Agreement, including, but not limited to, the completion of a review with the Public Utilities Commission of Ohio. The CenterPoint Acquisition will not close prior to October 1, 2026 without the prior written consent of the Seller.

CenterPoint Ohio operates approximately 5,900 miles of distribution and transmission pipeline and serves approximately 335,000 residential, commercial, industrial and transportation customers. CenterPoint Ohio’s customers consume approximately 60 Bcf of natural gas per year.

Related Financing Transactions

In lieu of borrowing under the 364-Day Facility (as defined in this prospectus supplement), we intend to finance the CenterPoint Acquisition, including the payment of related fees and expenses, with a portion of the net proceeds from this offering, borrowings under the Seller Note Facility (as defined in this prospectus supplement) and short-term borrowings, including, but not limited to, under the Company’s commercial paper program or other short-term facilities.

Seller Note Facility

A portion of the CenterPoint Acquisition will be financed at closing by the entry into a Seller Note Agreement (the “Seller Note Agreement”) between the Company, as borrower, and the Seller, as lender. The Seller Note Agreement will provide a $1.2 billion unsecured term loan credit facility (the “Seller Note Facility”) that matures on the last business day that is not more than 364 days from the closing of the CenterPoint Acquisition.

The borrowings under the Seller Note Facility will bear interest at a rate of 6.5% per annum. The Seller Note Agreement will contain customary representations and affirmative, negative and financial covenants, including, among others, covenants that place conditions upon the Company’s ability to merge or consolidate with other companies, sell all or any material part of its business or property, and incur liens, consistent with the Company’s existing term loan agreement. The Seller Note Agreement will include a covenant that the Company will not permit its debt to capitalization ratio to exceed 0.65 at the last day of any fiscal quarter (or such other ratio then applicable in the Company’s primary credit facility). The Seller Note Agreement will also include covenants restricting certain actions with respect to the CenterPoint Acquisition. The Seller Note Agreement will contain certain specified events of default, and should an event of default occur, the lender is entitled to exercise certain remedies, including acceleration of the loan and related obligations.

The Seller Note Agreement will contain a covenant defeasance provision that permits the Company to relieve itself from its obligations to comply with covenants under the Seller Note Agreement upon deposit of an amount with a paying agent sufficient to pay the principal of and interest due on the loan on each applicable interest payment date and the maturity date.

Bridge Loan Commitment Letter

In connection with its entry into the Purchase Agreement, the Company entered into a bridge facility commitment letter (the “Bridge Commitment Letter”), pursuant to which The Toronto-Dominion Bank, New York Branch, TD Securities (USA) LLC, Wells Fargo Bank, National Association and Wells Fargo Securities, LLC (collectively, the “Initial Commitment Parties”) agreed to provide to the Company loans under a senior unsecured bridge loan facility (the “Bridge Facility”) comprised of a $1.42 billion 364-day tranche (the “Acquisition Tranche”), the proceeds of which were to be used to finance the CenterPoint Acquisition, and a $1.2 billion 364-day tranche (the “Seller Note Tranche”), the proceeds of which shall be used to refinance the Seller Note Facility at its scheduled maturity.

On November 6, 2025, the Company entered into a 364-day term loan facility commitment letter (the “364-Day Commitment Letter”), pursuant to which The Toronto-Dominion Bank, New York Branch, Wells Fargo Bank, National Association, Bank of America, N.A., JPMorgan Chase Bank, N.A., PNC Bank, National Association, Canadian Imperial Bank of Commerce, New York Branch, Key Bank, N.A., U.S. Bank National Association, Comerica Bank, M&T Bank, Mizuho Bank Ltd., and HSBC Bank USA, National Association

agreed to provide to the Company loans under a senior unsecured delayed draw term loan facility (the “364-Day Facility”) in an aggregate principal amount of $1.42 billion, the proceeds of which shall be used to finance the CenterPoint Acquisition. The commitments under the 364-Day Facility (the “364-Day Commitments”) reduced the commitments under the Bridge Facility in respect of the Acquisition Tranche to zero.

On November 6, 2025, the Company entered into a joinder agreement to the Bridge Commitment Letter, pursuant to which Bank of America, N.A., JPMorgan Chase Bank, N.A., PNC Bank, National Association, Canadian Imperial Bank of Commerce, New York Branch, Key Bank, N.A., U.S. Bank National Association, Comerica Bank, M&T Bank, Mizuho Bank Ltd., and HSBC Bank USA, National Association joined the Initial Commitment Parties as commitment parties under the Bridge Commitment Letter and agreed to provide commitments in respect of the Seller Note Tranche (the “Bridge Commitments”).

The 364-Day Commitments were reduced with the net cash proceeds from the Private Placement (as defined in this prospectus supplement). Subject to the conditions in the 364-Day Commitment Letter and Bridge Commitment Letter, the 364-Day Commitments may be further reduced and the Bridge Commitments may be reduced by proceeds of certain equity offerings of the Company and certain additional indebtedness that may be incurred by the Company to finance the CenterPoint Acquisition and/or refinance the Seller Note Facility. The Company expects to reduce the 364-Day Commitments and the Bridge Commitments through such offerings or financings, possibly to zero, prior to the closing date of the CenterPoint Acquisition or the scheduled maturity of the Seller Note Facility, as applicable, but there can be no assurance such offerings or financings will occur and any such expectation is subject to market conditions.

Private Placement

On December 12, 2025, the Company entered into a common stock subscription agreement with certain investors, pursuant to which the Company agreed to sell to the investors, in a private placement (the “Private Placement”), 4,402,513 shares of common stock at a purchase price of $79.50 per share. The Private Placement closed on December 17, 2025, and the Company received gross proceeds of $350 million, before deducting fees and expenses.

Amended and Restated Credit Agreement

On March 27, 2026, the Company entered into an Amended and Restated Credit Agreement (the “Credit Agreement”), with PNC Bank, National Association, as administrative agent, and the following lenders: PNC Bank, National Association; Bank of America, N.A.; JPMorgan Chase Bank, N. A.; The Toronto-Dominion Bank, New York Branch; Wells Fargo Bank, National Association; Canadian Imperial Bank of Commerce, New York Branch; Godman Sachs Bank USA; KeyBank National Association; Mizuho Bank, Ltd.; U.S. Bank National Association; Comerica Bank, a division of Fifth Third Bank, N.A.; M&T Bank Corporation; and Truist Bank. The Credit Agreement amended and restated that certain credit agreement, dated as of February 28, 2022, among the Company, JPMorgan Chase Bank, N. A., as administrative agent, and the lenders party thereto.

The Credit Agreement provides a $1.3 billion unsecured committed revolving credit facility (the “Credit Facility”) with an initial maturity date of March 27, 2031. The Company may use the proceeds of loans under the Credit Agreement (a) to repay its (i) obligations under its commercial paper program, (ii) other short term credit facilities and (iii) maturing long-term debt obligations, (b) for general corporate purposes of the Company and its subsidiaries in the ordinary course of business, including for working capital, capital expenditure and other lawful corporate purposes and (c) to fund certain permitted acquisitions, including the CenterPoint Acquisition and other investments.

The Offering

The summary below describes the principal terms of the notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. Refer to the section of this prospectus supplement entitled “Description of Notes” and the section of the accompanying prospectus entitled “Description of Debt Securities” for a more detailed description of the terms of the notes. As used in this section, the terms “Company,” “us,” “we,” or “our” refer to National Fuel Gas Company and not any of its subsidiaries.

Issuer	National Fuel Gas Company, a New Jersey corporation.

Securities Offered	$1,500,000,000 aggregate principal amount of notes consisting of $500,000,000 aggregate principal amount of 4.75% Notes due 2029, $500,000,000 aggregate principal amount of 5.05% Notes due 2031 and $500,000,000 aggregate principal amount of 5.50% Notes due 2036.

Interest Rate Adjustment	The interest rate payable on the notes of each series will be subject to adjustment from time to time if certain change of control events involving a material subsidiary result in a downgrade of the credit rating assigned to the notes of such series (or if the credit rating assigned to the notes of such series is subsequently upgraded), as set forth under “Description of the Notes—Interest Rate Adjustment” below.

Maturity Date	The 2029 notes will mature on May 15, 2029, the 2031 notes will mature on October 15, 2031 and the 2036 notes will mature on May 15, 2036.

Interest Payment Dates	We will pay interest on the 2029 notes on May 15 and November 15, beginning on November 15, 2026. We will pay interest on the 2031 notes on April 15 and October 15, beginning on October 15, 2026. We will pay interest on the 2036 notes on May 15 and November 15, beginning on November 15, 2026.

Optional Redemption	At the Company’s option, any or all of the notes of each series may be redeemed, in whole or in part, at any time prior to April 15, 2029 (one month prior to the maturity date of the 2029 notes) in the case of the 2029 notes, at any time prior to September 15, 2031 (one month prior to the maturity date of the 2031 notes) in the case of the 2031 notes and at any time prior to February 15, 2036 (three months prior to the maturity date of the 2036 notes) (each date, a “par call date”) in the case of the 2036 notes, at a redemption price discussed in this prospectus supplement under the heading “Description of the Notes—Optional Redemption,” which includes a make-whole premium, plus accrued and unpaid interest thereon to the redemption date. If the Company elects to redeem the notes at any time on or after the applicable par call date, the notes of each series will be redeemable, in whole or in part, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

Special Mandatory Redemption	The notes will be subject to a “special mandatory redemption” in the event that (i) the CenterPoint Acquisition is not consummated on or prior to the Outside Date or (ii) if prior to the Outside Date, the Purchase Agreement is terminated, other than in connection with the consummation of the CenterPoint Acquisition and is not otherwise amended or replaced. If a special mandatory redemption event occurs, we will redeem the notes at the “special mandatory redemption price” equal to 101% of the principal amount of the notes being redeemed, plus accrued and unpaid interest from the date of initial issuance, or the most recent date to which interest has been paid or provided for, whichever is later, to, but not including, the special mandatory redemption date. See “Description of the Notes—Special Mandatory Redemption.”

Ranking	The notes will constitute the Company’s direct unsecured general obligations and will rank equally with all of the Company’s other unsecured and unsubordinated debt from time to time outstanding.

Use of Proceeds	We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us for this offering, will be approximately $1,482 million. We intend to use the net proceeds from this offering (i) to fund a portion of the CenterPoint Acquisition, including the payment of related fees and expenses, and (ii) for general corporate purposes, including to repurchase and/or redeem all or a portion of our outstanding 5.50% senior notes due October 2026, or the “2026 Notes.” If the CenterPoint Acquisition is not consummated for any reason, we will be required to redeem the notes in a special mandatory redemption. See “Use of Proceeds.”

Certain U.S. Federal Income Tax Considerations	Certain U.S. federal income tax considerations of purchasing, owning and disposing of the notes are described in “Certain U.S. Federal Income Tax Considerations.”

Change of Control	If a change of control triggering event as described in this prospectus supplement under the heading “Description of the Notes—Change of Control Offer” occurs with respect to a series of notes, each holder of the notes of such series may require the Company to repurchase all or a portion of such holder’s notes of such series at a price equal to 101% of the principal amount, plus accrued and unpaid interest, if any, to, but not including, the date of repurchase.

Further Issuances of Notes

The Company may, without the consent of the holders of the notes, create and issue additional notes of a particular series ranking equally with a series of notes offered hereby and otherwise identical in all respects to such series of notes offered hereby (except for the issue date, issue price, the date from which interest first accrues and, if applicable, the first interest payment date). Such additional notes will form a single series with the applicable series of notes offered hereby provided such additional notes are fungible with the notes of the applicable series offered hereby for U.S. federal income tax purposes.

Denomination and Form	The Company will issue the notes of each series in the form of one or more fully registered global notes registered in the name of a nominee of The Depository Trust Company, or DTC. Beneficial interests in the notes of each series will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Except in limited circumstances described in this prospectus supplement, owners of beneficial interests in the notes of each series will not be entitled to have such series of notes registered in their names, will not receive or be entitled to receive such series of notes in definitive form and will not be considered holders of such series of notes under the indenture (as defined in this prospectus supplement). The notes of each series will be issued in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Risk Factors	See “Risk Factors” beginning on page S-11 of this prospectus supplement for a discussion of risks you should carefully consider before deciding to invest in the notes.

Summary Financial Data of National Fuel Gas Company

The table below sets forth a summary of our financial data for the periods presented. We derived the financial data at September 30, 2025 and 2024 and for the years ended September 30, 2025, 2024 and 2023 from our audited consolidated financial statements incorporated by reference in this prospectus supplement. We derived the financial data at September 30, 2023 from our audited consolidated financial statements not incorporated by reference in this prospectus supplement. We derived the financial data at March 31, 2026 and for the six months ended March 31, 2026 and 2025 from our unaudited financial statements incorporated by reference in this prospectus supplement. We derived the financial data at March 31, 2025 from our unaudited financial statements not incorporated by reference in this prospectus supplement. The interim unaudited consolidated financial data has been prepared in accordance with United States generally accepted accounting principles for interim financial information and the instructions to Form 10-Q. In the opinion of management, all adjustments, consisting of normal recurring adjustments, considered necessary for a fair statement for such periods have been included. The results for the six months ended March 31, 2026 may not necessarily be indicative of full year results. You should read the summary financial data in conjunction with our consolidated financial statements, the related notes and other financial information incorporated by reference in this prospectus supplement.

	Year Ended			Six Months Ended
	September 30, 2025	September 30, 2024	September 30, 2023	March 31, 2026	March 31, 2025
				(unaudited)
	(Thousands of U.S. Dollars)
Summary of Operations
Operating Revenues	$2,277,541	$1,944,810	$2,173,771	$1,509,881	$1,279,432
Net Income Available for Common Stock	518,504	77,513	476,866	429,313	261,344
Comprehensive Income Statement Data
Net Income Available for Common Stock	$518,504	$77,513	$476,866	$429,313	$261,344
Other Comprehensive Income (Loss), Before Tax	(59,398)	55,235	788,876	82,393	(283,906)
Income Taxes — Net	(15,652)	15,651	218,203	22,060	(76,407)
Other Comprehensive Income (Loss)	(43,746)	39,584	570,673	60,333	(207,499)
Comprehensive Income	474,758	117,097	1,047,539	489,646	53,845
Balance Sheet Data (at period end)
Total Assets	$8,719,104	$8,319,770	$8,280,260	$9,127,604	$8,479,963
Total Capitalization	5,477,465	5,036,586	5,347,861	5,909,381	5,146,737
Total Comprehensive Shareholders’ Equity	3,094,604	2,848,343	2,963,376	3,824,499	2,765,611
Long-Term Debt, Net of Current Portion and Unamortized Discount and Debt Issuance Costs	2,382,861	2,188,243	2,384,485	2,084,882	2,381,126
Current and Accrued Liabilities	925,764	1,095,892	806,312	820,147	1,203,160
Other Liabilities	2,315,875	2,187,292	2,126,087	2,398,076	2,130,066

Summary Financial Data of Vectren Energy Delivery of Ohio, LLC

The table below sets forth a summary of CenterPoint Ohio’s financial data for the periods presented. The CenterPoint Ohio financial data as of December 31, 2025 and for the year ended December 31, 2025 was derived from CenterPoint Ohio’s audited financial statements incorporated by reference in this prospectus supplement. The CenterPoint Ohio financial data as of March 31, 2026 and for the three months ended March 31, 2026 was derived from CenterPoint Ohio’s condensed unaudited financial statements incorporated by reference in this prospectus supplement. The interim unaudited financial data has been prepared in accordance with United States generally accepted accounting principles for interim financial information. The results for the three months ended March 31, 2026 may not necessarily be indicative of full year results. You should read the summary financial data in conjunction with CenterPoint Ohio’s consolidated financial statements, the related notes and other financial information incorporated by reference in this prospectus supplement.

	Year Ended	Three Months Ended
	December 31, 2025	March 31, 2026
		(unaudited)
	(Millions of U.S. Dollars)
Summary of Operations
Net Cash Provided by Operating Activities	$136	$8
Net Income	68	25
Income Statement Data
Operating Income	$82	$34
Other Income (Expense)	(6)	(6)
Interest Expense	(10)	(7)
Other Income, Net	4	1
Income Tax Expense	8	3
Net Income	68	25
Balance Sheet Data (as of period end)
Total Assets	$2,496	$2,564
Total Member’s Equity	942	1,018
Long-Term Debt, Net	703	763
Total Current Liabilities	278	215
Total Other Liabilities	573	568

Summary Unaudited Pro Forma Combined Financial Data

The following summary unaudited pro forma condensed consolidated financial data has been prepared to reflect the proposed CenterPoint Acquisition and related financing transactions. The unaudited pro forma condensed consolidated financial data were derived from the unaudited pro forma condensed combined financial information incorporated by reference into this prospectus supplement. The summary unaudited pro forma condensed combined balance sheet gives effect to the CenterPoint Acquisition as if it had been completed on March 31, 2026, while the summary unaudited pro forma condensed combined statement of income for the six months ended March 31, 2026 and the year ended September 30, 2025 are presented as if the CenterPoint Acquisition had been completed on October 1, 2024. The summary unaudited pro forma condensed consolidated financial data should be read in conjunction with the Company’s and CenterPoint Ohio’s historical financial statements incorporated by reference into this prospectus supplement and the unaudited pro forma condensed combined financial information and the notes thereto included as an exhibit to the Company’s Current Report on Form 8-K filed with the SEC on May 26, 2026 and incorporated by reference into this prospectus supplement. See “Where You Can Find More Information.”

	Pro Forma Combined Six Months Ended March 31, 2026	Pro Forma Combined Year Ended September 30, 2025
	(Thousands of U.S. Dollars)
Condensed Combined Statement of Income Data
Operating Income	$680,418	$853,530
Operating Revenue	1,681,212	2,545,045
Operating Expenses	1,000,794	1,691,515
Other Income (Expense)	(69,088)	(225,364)
Income Before Income Taxes	611,330	628,166
Income Tax Expense	144,639	154,020
Net Income Available for Common Stock	466,691	474,146
Condensed Combined Balance Sheet Data (at period end)
Total Assets	$12,193,287
Total Capitalization	7,355,811
Total Comprehensive Shareholders’ Equity	3,782,518
Long-Term Debt, Net of Current Portion and Unamortized Discount and Debt Issuance Costs	3,573,293
Current and Accrued Liabilities	2,074,418
Other Liabilities	2,763,058

Capitalization

The following table sets forth the Company’s cash and cash equivalents, short-term debt and consolidated capitalization at March 31, 2026:

•	on an actual basis; and

•

as adjusted to give effect to this offering and borrowings under the Company’s commercial paper program or other short-term borrowing facilities and the Seller Note Facility, and the anticipated application of the proceeds therefrom in connection with the consummation of the CenterPoint Acquisition as described under “Use of Proceeds.”

You should read this table in conjunction with our consolidated financial statements, the related notes thereto and other financial information contained in our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2026, which is incorporated by reference in this prospectus supplement, as well as “Summary Unaudited Pro Forma Combined Financial Data” and the other financial information included or incorporated by reference in this prospectus supplement.

	At March 31, 2026
	Actual	As adjusted(1)
	(Thousands of U.S. Dollars)
Cash and cash equivalents	$26,596	$26,596
Short-term debt, including current portion of long-term debt(2)
Commercial paper or other short-term facilities(3)	41,300	283,300
Seller Note Facility(4)	—	1,200,000
Current portion of long-term debt(5)	300,000	—
Long-term debt(2)
5.50% notes due 2026(6)	(411)	—
3.95% notes due 2027	299,124	299,124
4.75% notes due 2028	298,531	298,531
5.50% notes due 2030	496,153	496,153
2.95% notes due 2031	497,478	497,478
5.95% notes due 2035	494,007	494,007
4.75% notes due 2029 offered hereby	—	495,801
5.05% notes due 2031 offered hereby	—	494,431
5.50% notes due 2036 offered hereby	—	491,586
Total long-term debt, net of current portion and unamortized discount and debt issuance costs	2,084,882	3,567,111
Comprehensive shareholders’ equity	3,824,499	3,824,499

Total capitalization	$5,909,381	$7,391,610

(1)

Assumes (i) the consummation of the CenterPoint Acquisition, (ii) the use of $1,178 million of the net proceeds from this offering, along with aggregate borrowings of $242 million under the Company’s commercial paper program or other short-term borrowing facilities, and borrowings of $1.2 billion under the Seller Note Facility, in lieu of borrowing under the 364-Day Facility, to finance the CenterPoint Acquisition, and (iii) the repurchase and/or repayment of all of the 2026 Notes.

(2)	The amounts shown are book values, which are net of unamortized discount and debt issuance costs.
(3)	Represents notes payable to banks and commercial paper.
(4)	The Company intends to refinance borrowings under the Seller Note Facility on or prior to its maturity date with long-term debt, including borrowings under the Credit Facility.
(5)	Current portion of long-term debt consists of $300 million aggregate principal amount of the 2026 Notes.
(6)	Represents unamortized discount and debt issuance costs associated with the 2026 Notes.

Risk Factors

Investing in the notes involves risks. In considering whether you should invest in the notes, you should consider all of the information we have included or incorporated by reference in this prospectus supplement and the accompanying prospectus. In particular, you should carefully consider the risk factors described below, as well as in our Annual Report on Form 10-K for the fiscal year ended September 30, 2025 under Item 1A. “Risk Factors” and our Quarterly Report on Form 10-Q for the quarter ended December 31, 2025 under Part II, Item 1A. “Risk Factors.”

You should also read all other information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus before deciding to invest in the notes. If any of the risks actually occur, they may materially harm our business, financial condition, operating results or cash flow. Additional risks and uncertainties that are not yet identified or that we think are immaterial may also materially harm our business, financial condition, operating results, or cash flow and could result in a complete or partial loss of your investment.

This prospectus supplement, the accompanying prospectus and the incorporated documents also contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us as described in this prospectus supplement and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. For more information see “Safe Harbor for Forward-Looking Statements” in this prospectus supplement. Capitalized but undefined terms used in this “Risk Factors” section have the meanings assigned to them in “Description of the Notes.”

Risks Related to the Notes

The Company’s credit ratings could negatively affect the Company’s ability to access capital.

In the event of a downgrade in the Company’s credit ratings, the Company’s interest cost on debt issued could increase and its availability of money from banks, commercial paper purchases and other sources could be negatively impacted. In particular, the interest rate payable on the notes offered hereby is subject to adjustment as described in “Description of the Notes—Interest Rate Adjustment.”

The Company cannot assure you that an active trading market will develop for the notes.

Each series of notes constitutes a new issue of securities with no established trading market and the notes will not be listed on any securities exchange. Each of the underwriters has informed the Company that it intends to make a market in the notes after this offering is completed. However, the underwriters are not obligated to make a market in the notes and may cease their market-making at any time without notice.

The market price of the notes will fluctuate.

Any material differences between the Company’s actual results and historical results contained in the Company’s annual, quarterly and current reports filed with the SEC and incorporated by reference in this prospectus supplement and the accompanying prospectus could have a significant adverse impact on the market price of the notes, assuming a market for the notes develops.

Likewise, any downgrade of the Company’s credit ratings could have a significant adverse impact on the market price of the notes, assuming a market for the notes develops.

The notes will be effectively subordinated to the liabilities of the Company’s subsidiaries.

Because the Company is a holding company, the notes will be effectively subordinated to the existing and future liabilities of the Company’s subsidiaries. The Company conducts all of its operations through its subsidiaries, thus its ability to meet its obligations under the notes will be dependent on the earnings and cash flows of those subsidiaries and the ability of those subsidiaries to pay dividends or to advance or repay funds to the Company. Holders of the notes will generally have a position junior to claims of creditors of the Company’s subsidiaries, including trade creditors of and holders of indebtedness issued by any such subsidiary and preferred stockholders of the subsidiaries of the Company. No subsidiary currently has (i) outstanding shares of preferred stock or (ii) any outstanding long-term debt other than to the Company.

The Company may not have sufficient funds to repurchase the notes upon a change of control triggering event and this covenant provides limited protection to investors.

Holders of a series of notes may require the Company to repurchase their notes of such series upon a “change of control triggering event” as defined under “Description of the Notes—Change of Control Offer.” The Company cannot assure you that it will have sufficient financial resources, or will be able to arrange sufficient financing, to pay the purchase price of the notes of such series, particularly if a change of control event triggers a similar repurchase requirement for, or results in the acceleration of, the Company’s other then-existing debt.

The change of control offer covenant is limited to the transactions specified in “Description of the Notes—Change of Control Offer.” The Company has no present intention to engage in a transaction involving a change of control triggering event, although it is possible that the Company could decide to do so in the future. The Company could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a change of control triggering event under the notes, but that could increase the amount of indebtedness outstanding at such time or otherwise materially adversely affect the Company’s capital structure or credit ratings.

The indenture does not restrict the amount of additional debt that the Company may incur.

The notes and the indenture under which the notes will be issued do not place any limitation on the amount of unsecured debt that may be incurred by the Company. The Company’s incurrence of additional debt may have important consequences for you as a holder of the notes, including making it more difficult for the Company to satisfy its obligations with respect to the notes, a loss in the trading value of your notes, if any, and a risk that the credit rating of the notes is lowered or withdrawn.

There is uncertainty regarding the U.S. federal income tax treatment of the provision in the notes that adjusts the interest rate in the event of a ratings downgrade and a fundamental change to a material subsidiary.

The Company intends to take the position for U.S. federal income tax purposes that any payments of additional interest resulting from adjustments to the ratings assigned to the notes and a fundamental change to a material subsidiary, as described under “Description of the Notes—Interest Rate Adjustment,” will be taxable to a holder as additional interest income when received or accrued, in accordance with the holder’s method of accounting for U.S. federal income tax purposes. However, the Internal Revenue Service, or IRS, may take a contrary position and treat the notes as “contingent payment debt instruments,” as described under “Certain U.S. Federal Income Tax Considerations—Additional Payments.” If the notes are treated as contingent payment debt instruments, a holder might be required to accrue income on its notes in excess of stated interest for U.S. federal income tax purposes, and to treat as ordinary income rather than capital gain any income realized on the taxable disposition of a note prior to maturity. Holders should consult their own tax advisors concerning the potential application to the notes of the rules regarding contingent payment debt instruments and the consequences thereof.

The Company may be unable to redeem all of the notes in the event of a special mandatory redemption.

If the CenterPoint Acquisition is not consummated on or prior to the Outside Date, or if prior to the Outside Date, the Purchase Agreement is terminated other than in connection with the consummation of the CenterPoint

Acquisition and is not otherwise amended or replaced, the Company will be obligated to redeem all of the notes at a special mandatory redemption price equal to 101% of the principal amount of the notes being redeemed, plus accrued and unpaid interest from the date of initial issuance, or the most recent date to which interest has been paid or provided for, whichever is later, to, but not including, the special mandatory redemption date. See “Description of the Notes—Special Mandatory Redemption.” The Company is not obligated to place the proceeds of this offering of the notes in escrow prior to the completion of the CenterPoint Acquisition or to provide a security interest in those proceeds, and there are no other restrictions on the Company’s use of these proceeds during such time. Accordingly, the Company will need to fund any special mandatory redemption using proceeds that it has voluntarily retained or from other sources of liquidity. In the event of a special mandatory redemption, the Company may not have sufficient funds to redeem all of the notes.

In the event of a special mandatory redemption, holders of the notes may not obtain their expected return on such notes.

If the Company redeems the notes pursuant to the special mandatory redemption provisions, you may not obtain your expected return on the notes and may not be able to reinvest the proceeds from such special mandatory redemption in an investment that results in a comparable return. In addition, as a result of the special mandatory redemption provisions of the notes, the trading prices of the notes may not reflect the financial results of the Company’s business or macroeconomic factors. You will have no rights under the special mandatory redemption provisions if the CenterPoint Acquisition is consummated, nor will you have any right to require the Company to repurchase your notes if, between the closing of this offering and the consummation of the CenterPoint Acquisition, the Company experiences any changes (including any material adverse changes) in its business or financial condition, or if the terms of the Purchase Agreement change, including in any material respects.

Risks Related to the CenterPoint Acquisition

The CenterPoint Acquisition may not occur at all or may not occur in the expected time frame, which may negatively affect the trading price of the Company’s stock and the Company’s future business and financial results.

Completion of the CenterPoint Acquisition is subject to the satisfaction or waiver of customary and other closing conditions. The CenterPoint Acquisition is not assured and is subject to risks and uncertainties, including the risk that the necessary regulatory approvals will not be obtained or that other closing conditions will not be satisfied. The Company cannot predict whether and when such approvals will be received, or such conditions will be satisfied. The Purchase Agreement includes customary termination rights for both the Company and the Seller, including the right of either party to terminate the agreement if the CenterPoint Acquisition has not been consummated by the Termination Date. The Termination Date may be extended by either party for up to two additional three-month periods under certain conditions. Additionally, if the Purchase Agreement is terminated under certain circumstances, including relating to the failure to obtain regulatory approvals in a timely manner, the Company may be required to pay a significant termination fee. If the CenterPoint Acquisition is not completed, or if there are significant delays in completing the planned acquisition, it may negatively affect the trading price of the Company’s stock and the Company’s future business and financial results.

The CenterPoint Acquisition may limit the Company’s financial flexibility.

The Company expects to acquire CenterPoint Ohio for total consideration of $2.62 billion, inclusive of the amount to repay borrowings under the Seller Note Facility. Although the Company previously obtained committed financing for the entirety of the purchase price and has completed the necessary equity financing in connection with the transaction via the Private Placement, the Company expects to obtain further permanent financing for the CenterPoint Acquisition by accessing the capital markets, which the Company expects will include the issuance of a portion of the notes offered hereby. If the Company is not able to obtain permanent financing on favorable terms, the Company may be required to finance a portion of the purchase price of the CenterPoint Acquisition at interest rates higher than currently expected, which could limit the Company’s financial flexibility. In addition, the Company’s ability to make payments on its debt, fund its other liquidity needs, and make planned capital expenditures following the CenterPoint Acquisition will depend on its ability to generate cash in the future. The Company’s ability to generate cash, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory, and other factors that are beyond its control. The degree to which the Company will be leveraged following the completion of the CenterPoint Acquisition could require it to dedicate a substantial portion of its cash flow from operations to the payment of debt service, reducing the availability of its cash flow to fund working capital, capital expenditures, acquisitions, and other general corporate purposes.

The Company may not realize the benefits, including growth opportunities, that are anticipated from the CenterPoint Acquisition.

The benefits that are expected to result from the CenterPoint Acquisition will depend, in part, on the Company’s ability to realize the anticipated growth opportunities of the acquired business. The Company’s success in realizing these growth opportunities, and the timing of this realization, depend on its ability to deploy capital and to obtain timely recovery of capital investments under mechanisms currently supported by Ohio utility regulators and state policymakers. In addition, realization of these benefits may depend on the successful integration of CenterPoint Ohio with the Company’s current operations. There can be no assurance that the Company will successfully or cost-effectively integrate this business, and the Company may incur substantial and unanticipated expenses in connection with the integration of CenterPoint Ohio. Such expenses are difficult to estimate accurately and may exceed current estimates. Accordingly, the Company may not realize the anticipated benefits from the CenterPoint Acquisition, including growth opportunities, and these benefits may be offset by costs incurred to integrate, or delays in integrating, the businesses. These items could have a material adverse effect on the Company’s results of operations, financial condition and cash flows.

Unaudited pro forma combined financial data included in or incorporated by reference into this prospectus supplement is presented for illustrative purposes only and does not represent the actual financial position or results of operations of the combined company following the completion of the CenterPoint Acquisition. The Company’s future results and the future results of CenterPoint Ohio may differ, possibly materially, from the unaudited pro forma combined financial data included in or incorporated by reference into this prospectus supplement.

The unaudited pro forma combined financial statements included in or incorporated by reference into this prospectus supplement are presented for illustrative purposes only, contain a variety of adjustments, assumptions and preliminary estimates and do not represent the actual financial position or results of operations of us or CenterPoint Ohio prior to the CenterPoint Acquisition or that of the combined company following the CenterPoint Acquisition for several reasons. Specifically, the unaudited pro forma combined financial statements do not reflect the effect of any integration costs following the completion of the CenterPoint Acquisition. In addition, the CenterPoint Acquisition and the post-acquisition integration process may give rise to unexpected liabilities and costs. Unexpected delays in completing the CenterPoint Acquisition or in connection with the post-acquisition integration process may significantly increase the related costs and expenses incurred by the Company. The actual financial positions and results of operations of the Company and CenterPoint Ohio prior to the CenterPoint Acquisition and that of the combined company following the CenterPoint Acquisition may be different, possibly materially, from the unaudited pro forma combined financial statements included in or incorporated by reference into this prospectus supplement. In addition, the assumptions used in preparing the unaudited pro forma combined financial statements included in or incorporated by reference into this prospectus supplement may not prove to be accurate and may be affected by other factors.

Use of Proceeds

The Company estimates the net proceeds from this offering will be approximately $1,482 million after deducting the underwriting discount and estimated expenses payable by the Company in this offering.

The Company intends to use the net proceeds from the issuance and sale of the notes (i) to fund a portion of the CenterPoint Acquisition, including the payment of related fees and expenses, and (ii) for general corporate purposes, including to repurchase and/or redeem all or a portion of our outstanding 2026 Notes. If the CenterPoint Acquisition is not consummated for any reason, we will be required to redeem the notes in a special mandatory redemption.

As of March 31, 2026, $300 million aggregate principal amount of the 2026 Notes remained outstanding. The 2026 Notes bear interest at 5.50% per year and mature on October 1, 2026.

Affiliates of certain of the underwriters may be holders of the 2026 Notes and therefore may receive proceeds from the offer and sale of the notes. See “Underwriting (Conflicts of Interest).”

Pending final use, we may invest the net proceeds from this offering in short-term investment grade, interest-bearing securities.

On December 17, 2025, we issued 4,402,513 shares of common stock in the Private Placement and received gross proceeds of $350 million, before deducting fees and expenses. On January 22, 2026, we used a portion of the gross proceeds from the Private Placement to repay $300 million outstanding under our unsecured committed delayed draw term loan facility (the “Term Loan Facility”). The 364-Day Commitments were reduced with the net cash proceeds from the Private Placement.

In lieu of borrowing under the 364-Day Facility, we intend to finance the CenterPoint Acquisition, including the payment of related fees and expenses, with a portion of the net proceeds from this offering, borrowings under the Seller Note Facility and short-term borrowings, including, but not limited to, under the Company’s commercial paper program or other short-term facilities.

The following table sets forth the anticipated sources and uses of funds in connection with this offering and the CenterPoint Acquisition.

Sources of Funds		Uses of Funds
(in millions)
Commercial paper and other short-term facilities(1)	$217	Purchase of CenterPoint Ohio	$2,620
Seller Note Facility	1,200	Repayment of 2026 Notes(2)	300
2029 notes offered hereby	500	Term Loan Facility(3)	300
2031 notes offered hereby	500	Estimated fees, costs & expenses(4)	47

2036 notes offered hereby	500	Total uses	$3,267
Private Placement(3)	350

Total sources	$3,267

(1)	Represents notes payable to banks and commercial paper.
(2)	Includes the repurchase and/or repayment of $300 million in aggregate principal amount of the 2026 Notes.
(3)	On January 22, 2026, we used a portion of the gross proceeds from the Private Placement to repay $300 million outstanding under the Term Loan Facility.
(4)	Includes transaction and financing fees and expenses, including underwriting discount.

Description of the Notes

The following description is a summary of certain particular terms of our notes. The following summary supplements and, to the extent that it is inconsistent therewith, replaces the description of the general terms and provisions of the notes in the accompanying prospectus. Certain capitalized terms used and not defined in this prospectus supplement are defined under “Description of Debt Securities” in the accompanying prospectus.

General

Each series of notes will be issued as a series of debt securities under an indenture, dated as of October 1, 1999 (as supplemented and amended, the “indenture”), between the Company and The Bank of New York Mellon (formerly The Bank of New York), as trustee. An officer’s certificate will supplement the indenture and establish the specific terms of the notes of each series. The notes of each series will be issued only in book-entry form, that is as one or more global certificates registered in the name of DTC or its nominee, and in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

The notes will not be entitled to the benefit of any sinking fund, which means that the Company will not deposit money on a regular basis into any separate custodial account to repay your notes.

Interest and Payment

Each 2029 note will bear interest at 4.75% per year, payable semi-annually in arrears on May 15 and November 15 of each year, subject to adjustment as described below under “—Interest Rate Adjustment.” Each 2031 note will bear interest at 5.05% per year, payable semi-annually in arrears on April 15 and October 15 of each year, subject to adjustment as described below under “—Interest Rate Adjustment.” Each 2036 note will bear interest at 5.50% per year, payable semi-annually in arrears on May 15 and November 15 of each year, subject to adjustment as described below under “—Interest Rate Adjustment.” Interest on each series of the notes will initially accrue from (and including) the date of original issuance. The record date for interest payable on any interest payment date on the notes shall be the close of business (1) on the business day immediately preceding such interest payment date so long as the notes remain in book-entry form or (2) on the 15th calendar day before each interest payment date if the notes do not remain in book-entry form. See “—Book-entry Only Issuance—The Depository Trust Company.”

Interest accrued on the notes that is payable at maturity or earlier redemption will be payable to the persons entitled to payment of principal as a result of maturity or redemption, as the case may be. The initial interest payment date for the 2029 notes will be November 15, 2026, and the payment on that date will include all interest accrued from, and including, the date of original issuance. The initial interest payment date for the 2031 notes will be October 15, 2026, and the payment on that date will include all interest accrued from, and including, the date of original issuance. The initial interest payment date for the 2036 notes will be November 15, 2026, and the payment on that date will include all interest accrued from, and including, the date of original issuance. The amount of interest payable will be computed on the basis of a 360-day year consisting of twelve 30-day months and, for any period shorter than a full calendar month, on the basis of the actual number of days elapsed. In the event that any interest payment date is not a business day, then payment of the interest will be made on the next business day, without any interest or other payment in respect of the delay. In addition, if there has been a default in the payment of interest on any note, the defaulted interest may be payable to the holder of the note as of the close of business on a date selected by the trustee not more than 15 days and not less than 10 days prior to the date proposed by the Company for payment of this defaulted interest, and not less than 10 days after the receipt by the trustee of the Company’s notice of the proposed payment, or in any other lawful manner as provided in the indenture.

Maturity

The entire principal amount of the 2029 notes, unless previously redeemed or otherwise repaid, will mature and become due and payable, together with any unpaid interest accrued to (but excluding) the maturity date, on

May 15, 2029. The entire principal amount of the 2031 notes, unless previously redeemed or otherwise repaid, will mature and become due and payable, together with any unpaid interest accrued to (but excluding) the maturity date, on October 15, 2031. The entire principal amount of the 2036 notes, unless previously redeemed or otherwise repaid, will mature and become due and payable, together with any unpaid interest accrued to (but excluding) the maturity date, on May 15, 2036. In the event that the applicable maturity date or redemption date is not a business day, then payment of principal and any interest will be made on the next business day, without any interest or other payment in respect of the delay.

Ranking

The notes will constitute the Company’s direct unsecured general obligations and will rank equally with all of the Company’s other unsecured and unsubordinated debt from time to time outstanding.

Further Issuances of Notes

The Company may, without the consent of the holders of the notes, create and issue additional notes of a particular series ranking equally with such series of notes offered hereby and otherwise identical in all respects to such series of notes offered hereby (except for the issue date, issue price, the date from which interest first accrues and, if applicable, the first interest payment date). Such additional notes will form a single series with the applicable series of notes offered hereby provided such additional notes are fungible with the notes of the applicable series offered hereby for U.S. federal income tax purposes.

Optional Redemption

Prior to April 15, 2029 (one month prior to the maturity date of the 2029 notes) in the case of the 2029 notes, September 15, 2031 (one month prior to the maturity date of the 2031 notes) in the case of the 2031 notes and February 15, 2036 (three months prior to the maturity date of the 2036 notes) in the case of the 2036 notes (as applicable, a “par call date”), the Company may redeem the notes of each such series at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes matured on the applicable par call date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus (i) 12.5 basis points in the case of the 2029 notes, (ii) 15.0 basis points in the case of the 2031 notes, or (iii) 20.0 basis points in the case of the 2036 notes, in each case less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the notes of such series to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the applicable par call date, the Company may redeem the notes of each series, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

“Treasury Rate” means, with respect to any redemption date, the yield determined by the Company in accordance with the following two paragraphs.

The Treasury Rate shall be determined by the Company after 4:15 p.m., New York City time (or after such time as yields on U.S. government securities are posted daily by the Board of Governors of the Federal Reserve System), on the third business day preceding the redemption date based upon the yield or yields for the most recent day that appear after such time on such day in the most recent statistical release published by the Board of

Governors of the Federal Reserve System designated as “Selected Interest Rates (Daily)—H.15” (or any successor designation or publication) (“H.15”) under the caption “U.S. government securities–Treasury constant maturities–Nominal” (or any successor caption or heading) (“H.15 TCM”). In determining the Treasury Rate, the Company shall select, as applicable: (1) the yield for the Treasury constant maturity on H.15 exactly equal to the period from the redemption date to the applicable par call date (the “Remaining Life”); or (2) if there is no such Treasury constant maturity on H.15 exactly equal to the Remaining Life, the two yields – one yield corresponding to the Treasury constant maturity on H.15 immediately shorter than and one yield corresponding to the Treasury constant maturity on H.15 immediately longer than the Remaining Life – and shall interpolate to the applicable par call date on a straight-line basis (using the actual number of days) using such yields and rounding the result to three decimal places; or (3) if there is no such Treasury constant maturity on H.15 shorter than or longer than the Remaining Life, the yield for the single Treasury constant maturity on H.15 closest to the Remaining Life. For purposes of this paragraph, the applicable Treasury constant maturity or maturities on H.15 shall be deemed to have a maturity date equal to the relevant number of months or years, as applicable, of such Treasury constant maturity from the redemption date.

If on the third business day preceding the redemption date H.15 TCM is no longer published, the Company shall calculate the Treasury Rate based on the rate per annum equal to the semi-annual equivalent yield to maturity at 11:00 a.m., New York City time, on the second business day preceding such redemption date of the United States Treasury security maturing on, or with a maturity that is closest to, the applicable par call date, as applicable. If there is no United States Treasury security maturing on the applicable par call date but there are two or more United States Treasury securities with a maturity date equally distant from the applicable par call date, one with a maturity date preceding the applicable par call date and one with a maturity date following the applicable par call date, the Company shall select the United States Treasury security with a maturity date preceding the applicable par call date. If there are two or more United States Treasury securities maturing on the applicable par call date or two or more United States Treasury securities meeting the criteria of the preceding sentence, the Company shall select from among these two or more United States Treasury securities the United States Treasury security that is trading closest to par based upon the average of the bid and asked prices for such United States Treasury securities at 11:00 a.m., New York City time. In determining the Treasury Rate in accordance with the terms of this paragraph, the semi-annual yield to maturity of the applicable United States Treasury security shall be based upon the average of the bid and asked prices (expressed as a percentage of principal amount) at 11:00 a.m., New York City time, of such United States Treasury security, and rounded to three decimal places.

The Company’s actions and determinations in determining the redemption price shall be conclusive and binding for all purposes, absent manifest error. We will notify the trustee of the redemption price promptly after the calculation thereof and the trustee shall not be responsible or liable for any calculation of the redemption price or of any component thereof, or for determining whether manifest error has occurred.

Notice of any redemption will be mailed or electronically delivered (or otherwise transmitted in accordance with the depositary’s procedures) at least 10 days but not more than 60 days before the redemption date to each holder of such series of notes to be redeemed.

In the case of a partial redemption, selection of the notes for redemption will be made pro rata, by lot or by such other method as the Trustee in its sole discretion deems appropriate and fair. No notes of a principal amount of $2,000 or less will be redeemed in part. If any note is to be redeemed in part only, the notice of redemption that relates to the note will state the portion of the principal amount of the note to be redeemed. Except in the case of global notes, a new note in a principal amount equal to the unredeemed portion of the note will be issued in the name of the holder of the note upon surrender for cancellation of the original note. In the case of the global notes, DTC, or its nominee, will determine the allocation of the redemption price among Beneficial Owners (as defined in this prospectus supplement) in such global note in accordance with the policies and procedures of the depositary.

Unless the Company defaults in payment of the redemption price, on and after the redemption date interest will cease to accrue on the notes or portions thereof called for redemption.

Special Mandatory Redemption

The Company intends to use a portion of the net proceeds from this offering to fund the CenterPoint Acquisition, including the payment of related fees and expenses as described under the heading “Use of Proceeds.” The closing of this offering is expected to occur prior to the consummation of the CenterPoint Acquisition. The notes will be subject to a “special mandatory redemption” in the event that (a) the CenterPoint Acquisition is not consummated on or prior to the later of (i) April 20, 2027 or (ii) the date that is five business days after any later date to which the parties to the Purchase Agreement may agree to extend the termination date pursuant to the Purchase Agreement (such later date of (i) or (ii) to occur, the “Outside Date”) or (b) if prior to the Outside Date, the Purchase Agreement is terminated, other than in connection with the consummation of the CenterPoint Acquisition and is not otherwise amended or replaced (each such event, a “special mandatory redemption event”). If a special mandatory redemption event occurs, the Company will redeem the notes at the “special mandatory redemption price” equal to 101% of the principal amount of the notes being redeemed, plus accrued and unpaid interest from the date of initial issuance, or the most recent date to which interest has been paid or provided for, whichever is later, to, but not including, the special mandatory redemption date. The “special mandatory redemption date” will be selected by the Company and will be a date no later than the tenth business day following the earlier to occur of (a) the Outside Date or (b) the date that the Purchase Agreement is terminated other than in connection with the consummation of the CenterPoint Acquisition.

The Company, either directly or through the trustee on the Company’s behalf, will cause a notice of the special mandatory redemption to be sent, with a copy to the trustee, not later than five business days after the occurrence of the special mandatory redemption event to each holder of notes at its registered address. Such notice will also specify the special mandatory redemption date. If funds sufficient to pay the special mandatory redemption price of all notes to be redeemed on the special mandatory redemption date are deposited with the trustee on or before such special mandatory redemption date, and certain other conditions are satisfied, on and after such special mandatory redemption date, the notes will cease to bear interest and all rights under the notes shall terminate.

Interest Rate Adjustment

The interest rate payable on the notes of each series will be subject to adjustments from time to time if an interest rate adjustment triggering event (as defined in this prospectus supplement) occurs with respect to such series or, if following an interest rate adjustment triggering event, any of Moody’s (as defined in this prospectus supplement), S&P (as defined in this prospectus supplement) or Fitch (as defined in this prospectus supplement), or any substitute rating agency (as defined in this prospectus supplement), subsequently upgrades the debt rating assigned to the notes of such series, in each case in the manner described below. The interest rate payable on the notes of each series is also subject to adjustments if any of the rating agencies (as defined in this prospectus supplement) ceases to rate the notes of such series or fails to make a rating of the notes of such series publicly available for reasons outside the Company’s control, subject to the conditions described below.

If an interest rate adjustment triggering event occurs, the interest rate payable on the notes of the applicable series will increase from the interest rate payable on the notes of such series on the date of their issuance by an amount equal to the sum of the percentages set forth in the following tables opposite the ratings of the notes immediately following such interest rate adjustment triggering event; provided, that only the two lowest ratings assigned to the notes of such series will be taken into account for purposes of any interest rate adjustment:

Moody’s Rating*	Percentage
Ba1	0.25%
Ba2	0.50%
Ba3	0.75%
B1 or below	1.00%

*	Including successor ratings of Moody’s or the equivalent ratings of any substitute rating agency for Moody’s.

S&P Rating*	Percentage
BB+	0.25%
BB	0.50%
BB-	0.75%
B+ or below	1.00%

*	Including successor ratings of S&P or the equivalent ratings of any substitute rating agency for S&P.

Fitch Rating*	Percentage
BB+	0.25%
BB	0.50%
BB-	0.75%
B+ or below	1.00%

*	Including successor ratings of Fitch or the equivalent ratings of any substitute rating agency for Fitch.

If at any time after an interest rate adjustment triggering event has occurred, any rating agency (or, in either case, a substitute rating agency therefor), as the case may be, subsequently increases its rating of the notes of the applicable series to any of the threshold ratings set forth above, the interest rate payable on the notes of such series will be decreased such that the interest rate payable for the notes of such series equals the interest rate payable on the notes of such series on the date of their issuance plus (if applicable) the percentages set forth opposite the ratings from the tables above with respect to the two lowest ratings assigned to the notes of such series in effect immediately following the increase. If at any time after an interest rate adjustment triggering event has occurred, Moody’s (or any substitute rating agency therefor) subsequently increases its rating of the notes of the applicable series to Baa3 (or its equivalent, in the case of a substitute rating agency) or higher, S&P (or any substitute rating agency therefor) increases its rating to BBB- (or its equivalent, in the case of a substitute rating agency) or higher and Fitch (or any substitute rating agency therefor) increases its rating to BBB- (or its equivalent, in the case of a substitute rating agency) or higher, the interest rate payable on the notes of such series will be decreased to the interest rate payable on the notes of such series on the date of their issuance (and if any two rating agencies increase their ratings assigned to the notes of such series to Baa3, BBB- or BBB- or higher, as the case may be, and the third rating agency does not, the interest rate payable on the notes of such series will be decreased so that it does not reflect any increase attributable to the upgrading rating agencies). In addition, the interest rates on the notes of such series will permanently cease to be subject to any adjustment described above (notwithstanding any subsequent decrease in the ratings by any or all rating agencies) if the notes of such series become rated Baa1, BBB+ or BBB+, as the case may be (or the equivalent of any such rating, in the case of a substitute rating agency), or higher by any two of Moody’s, S&P and Fitch (or, in any case, a substitute rating agency thereof), respectively.

Each adjustment required by any decrease or increase in a rating set forth above, whether occasioned by the action of any of the rating agencies (or, in either case, a substitute rating agency therefor), shall be made independent of any and all other adjustments. In no event shall (1) the interest rate for the notes of any series be reduced to below the interest rate payable on the notes of such series on the date of their issuance or (2) the total increase in the interest rate payable on the notes of such series exceed 2.00% above the interest rate payable on the notes of such series on the date of their issuance.

No adjustments in the interest rate payable on the notes of any series shall be made solely as a result of a rating agency ceasing to provide a rating of the notes of such series. If at any time a rating agency ceases to provide a rating of the notes of any series for a reason beyond the Company’s control, the Company will use its commercially reasonable efforts to obtain a rating of the notes of such series from another rating agency, to the extent one exists, and if another such rating agency rates the notes of such series (such rating agency, a “substitute rating agency”), for purposes of determining any increase or decrease in the interest rate payable on the notes of such series pursuant to the tables above (a) such substitute rating agency will be substituted for the last rating agency to provide a rating of the notes of such series but which has since ceased to provide such rating and (b) the relative ratings scale used by such substitute rating agency to assign ratings to senior unsecured debt will be determined in good faith by an independent investment banking institution of national standing appointed by the Company and, for purposes of determining the applicable ratings included in the applicable table above with respect to such substitute rating agency, such ratings will be deemed to be the equivalent ratings used by Moody’s, S&P or Fitch, as applicable, in such table. If a rating agency has ceased to provide a rating of the notes of an applicable series for any reason and the Company is unable to or otherwise does not designate a successor rating agency, that rating agency will be deemed to have rated the notes of such series at the lowest level contemplated by the tables above; however, if only one of the rating agencies ceases to provide a rating of the notes of such series for any reason, the deemed rating of that rating agency will be disregarded for purposes of all interest rate adjustments. If two of the rating agencies cease to provide a rating of the notes of an applicable series for any reason and the Company is unable to or otherwise does not designate a successor rating agency for both rating agencies, the deemed rating of only one of such two rating agencies will be disregarded. If all three rating agencies cease to provide a rating of the notes of an applicable series for any reason and the Company is unable to or otherwise does not designate a successor rating agency for all three rating agencies, the interest rate on the notes of such series will increase to, or remain at, as the case may be, 2.00% above the interest rate payable on the notes on the date of their issuance.

Any interest rate increase or decrease described above will take effect from the first day of the semi-annual interest period commencing after the date on which a rating change occurs that requires an adjustment in the interest rate.

If the interest rate payable on the notes of any series is increased as described in this “—Interest Rate Adjustment,” the term “interest,” as applicable to the notes of such series, will be deemed to include any such additional interest unless the context otherwise requires.

For purposes of the interest rate adjustment provisions of the notes, the following terms will be applicable:

“Fitch” means Fitch Ratings, Inc., or any successor thereto.

“Fundamental change” means the occurrence of any of the following: (1) any transaction of merger or consolidation or amalgamation of any material subsidiary (other than a merger or consolidation with or into (i) the Company, if the Company shall be the continuing or surviving corporation, or (ii) any other subsidiary of the Company, provided that the subsidiary shall be the continuing or surviving corporation); (2) any liquidation, winding up or dissolution of any material subsidiary; or (3) the direct or indirect conveyance, sale, lease, transfer or other disposition of, in one or more series of related transactions, all or substantially all of any material subsidiary’s assets, whether now owned or hereafter acquired (other than to (i) the Company or (ii) a subsidiary of the Company). Notwithstanding the foregoing, the Company or any material subsidiary may, directly or indirectly convey, sell, lease, transfer or otherwise dispose of, in one or more series of related transactions: (1) any or all of its interest in any subsidiary to any other subsidiary of the Company; or (2) up to 10% of the total consolidated assets of the Company.

“Fundamental change rating event” means the rating on the notes of an applicable series is lowered by at least one rating agency such that the rating on the notes of such series is below investment grade on any day during the period (which period will be extended so long as the rating of the notes is under publicly announced consideration for a possible downgrade by any of the rating agencies) commencing 60 days prior to the first public notice of the occurrence of a fundamental change or the Company’s intention to effect a fundamental change and ending 60 days following consummation of such fundamental change.

“Interest rate adjustment triggering event” means the occurrence of both a fundamental change and a fundamental change rating event.

“material subsidiary” means, at any time, a subsidiary of the Company whose assets exceed 10% of the total consolidated assets of the Company and its subsidiaries, other than any subsidiary that is not a U.S. Person.

“Moody’s” means Moody’s Investors Service, Inc., or any successor thereto.

“rating agency” means (1) each of Fitch, Moody’s and S&P and (2) if any of Fitch, Moody’s or S&P ceases to rate the notes of an applicable series or fails to make a rating of the notes publicly available for reasons outside of the Company’s control, a substitute rating agency.

“S&P” means S&P Global Ratings, a division of S&P Global, Inc., or any successor thereto.

“Subsidiary” means, with respect to any person (the “parent”) at any date, any corporation, limited liability company, partnership, association or other entity the accounts of which would be consolidated with those of the parent in the parent’s consolidated financial statements if such financial statements were prepared in accordance with GAAP as of such date, as well as any other corporation, limited liability company, partnership, association or other entity (a) of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power or, in the case of a partnership, more than 50% of the general partnership interests are, as of such date, owned, controlled or held, or (b) that is, as of such date, otherwise controlled, by the parent or one or more subsidiaries of the parent or by the parent and one or more subsidiaries of the parent.

“substitute rating agency” means a “nationally recognized statistical rating organization” within the meaning of Section 3(a)(62) under the Exchange Act selected by the Company (as certified by a resolution of the Company’s Board of Directors) as a replacement agency for Fitch, Moody’s or S&P, or all of them, as the case may be.

“total consolidated assets” means, as of any date, the total consolidated assets of the Company and its Subsidiaries, as set forth on the Company’s most recently available consolidated balance sheet filed with the United States Securities and Exchange Commission as of such date.

“U.S. Person” means a “United States person” within the meaning of Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended.

See “Risk Factors—Risks Related to the Notes—The Company’s credit ratings could negatively affect the Company’s ability to access capital.”

Change of Control Offer

If a change of control triggering event occurs with respect to a series of notes, unless the Company has exercised its option to redeem the notes of such series as described above, the Company will be required to make an offer (a “change of control offer”) to each holder of the notes of such series to repurchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of that holder’s notes of such series on the terms set forth in such notes. In the change of control offer, the Company will be required to offer payment in cash equal to 101% of the aggregate principal amount of notes of the applicable series repurchased, plus accrued and unpaid interest, if any, on the notes repurchased to, but not including, the date of repurchase (a “change of control payment”), subject to the right of holders of record on the applicable record date to receive interest due on the next interest payment date.

Within 30 days following any change of control triggering event with respect to a series of notes or, at the Company’s option, prior to any change of control, but after public announcement of the transaction that constitutes or may constitute the change of control, a notice will be mailed to holders of the notes of the applicable series describing the transaction that constitutes or may constitute the change of control triggering event and offering to repurchase the notes of such series on the date specified in the applicable notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed (a “change of control payment date”). The notice, if mailed prior to the date of consummation of the change of control, will state that the change of control offer is conditioned on the change of control triggering event occurring on or prior to the applicable change of control payment date.

Upon the change of control payment date, the Company will, to the extent lawful:

•	accept for payment all notes or portions of notes properly tendered and not withdrawn pursuant to the change of control offer;

•	deposit with the paying agent an amount equal to the change of control payment in respect of all notes or portions of notes properly tendered; and

•

deliver or cause to be delivered to the trustee the notes properly accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes being repurchased.

The Company will not be required to make a change of control offer upon the occurrence of a change of control triggering event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by the Company and the third party repurchases all notes properly tendered and not withdrawn under its offer. In addition, the Company will not repurchase any notes if there has occurred and is continuing on the change of control payment date an event of default under the indenture, other than a default in the payment of the change of control payment upon a change of control triggering event.

The Company will comply with the applicable requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a change of control triggering event. To the extent that the provisions of any securities laws or regulations conflict with the change of control offer provisions of the notes, the Company will comply with those securities laws and regulations and will not be deemed to have breached its obligations under the change of control offer provisions of the notes by virtue of any such conflict.

For purposes of the change of control offer provisions of the notes, the following terms will be applicable:

“change of control” means the occurrence of any of the following: (1) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or more series of related transactions, of all or substantially all of the Company’s assets and the assets of the Company’s subsidiaries, taken as a whole, to any person, other than the Company or one of the Company’s subsidiaries; (2) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any person becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the Company’s outstanding voting stock or other voting stock into which the Company’s voting stock is reclassified, consolidated, exchanged or changed, measured by voting power rather than number of shares; (3) the Company consolidates with, or merges with or into, any person, or any person consolidates with, or merges with or into, the Company, in any such event pursuant to a transaction in which any of the Company’s outstanding voting stock or the voting stock of such other person is converted into or exchanged for cash, securities or other property, other than any such transaction where the shares of the Company’s voting stock outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, a majority of the voting stock of the surviving person or any direct or indirect parent company of the surviving person, measured by voting power rather than number of shares, immediately after giving effect to such transaction; or (4) the adoption of a plan relating to the Company’s liquidation or dissolution.

The term “person,” as used in this definition, has the meaning given thereto in Section 13(d)(3) of the Exchange Act.

“change of control triggering event” means the occurrence of both a change of control and a rating event.

“investment grade rating” means a rating equal to or higher than BBB- (or the equivalent) by Fitch (as defined above under “—Interest Rate Adjustment”), Baa3 (or the equivalent) by Moody’s (as defined above under “—Interest Rate Adjustment”) and BBB- (or the equivalent) by S&P (as defined above under “—Interest Rate Adjustment”), and the equivalent investment grade credit rating from any replacement rating agency or rating agencies selected by the Company.

“rating event” means, with respect to a series of notes, the rating on the notes of such series is lowered by at least two of the three rating agencies (as defined above under “—Interest Rate Adjustment”) and the notes of such series are rated below an investment grade rating by at least two of the three rating agencies, in any case on any day during the period (which period will be extended so long as the rating of the notes of such series is under publicly announced consideration for a possible downgrade by any of the rating agencies) commencing 60 days prior to the first public notice of the occurrence of a change of control or the Company’s intention to effect a change of control and ending 60 days following consummation of such change of control.

“voting stock” means, with respect to any specified “person” (as that term is used in Section 13(d)(3) of the Exchange Act) as of any date, the capital stock of such person that is at the time entitled to vote generally in the election of the board of directors of such person.

Unless the Company defaults in the change of control payment, on and after the change of control payment date, interest will cease to accrue on the notes or portions of the notes tendered for repurchase pursuant to the change of control offer.

The definition of change of control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the Company’s assets and the assets of the Company’s subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require the Company to repurchase its notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the Company’s assets and those of the Company’s subsidiaries taken as a whole to another person or group may be uncertain.

Book-entry Only Issuance—The Depository Trust Company

DTC will act as the initial securities depository for the notes. The notes will be issued only as fully registered securities registered in the name of Cede & Co., DTC’s partnership nominee, or such other name as may be requested by an authorized representative of DTC. One or more fully registered global note certificates will be issued, representing in the aggregate the total principal amount of the notes, and will be deposited with the trustee on behalf of DTC.

The following is based upon information furnished by DTC:

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds and provides asset servicing for over 3.5 million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues and money market instruments from over 100 countries that DTC’s participants (“Direct Participants”) deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between Direct Participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”).

DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The DTC rules applicable to its Direct and Indirect Participants are on file with the Securities and Exchange Commission. More information about DTC can be found at www.dtcc.com and www.dtc.org. The contents of such websites do not constitute part of this prospectus supplement.

Purchases of notes under the DTC system must be made by or through Direct Participants, which will receive a credit for the notes on DTC’s records. The ownership interest of each actual purchaser of notes (“Beneficial Owner”) is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchases. Beneficial Owners are, however, expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which the Beneficial Owners purchased notes. Transfers of ownership interests in the notes are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in notes, except in the event that use of the book-entry system for the notes is discontinued.

To facilitate subsequent transfers, all notes deposited by Direct Participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of notes with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not effect any changes in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the notes. DTC’s records reflect only the identity of the Direct Participants to whose accounts such notes are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Redemption notices shall be sent to DTC. If less than all of the notes are being redeemed, DTC’s practice is to determine by lot the amount of interest of each Direct Participant in such notes to be redeemed.

Although voting with respect to the notes is limited, in those cases where a vote is required, neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to the notes unless authorized by a Direct Participant in accordance with DTC’s procedures. Under its usual procedures, DTC mails an Omnibus Proxy to the Company as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

Payments on the notes will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit Direct Participants’ accounts upon DTC’s receipt of funds and corresponding detail information from the Company or the trustee on the relevant payment date in accordance with their respective holdings shown on DTC’s records. Payments by Direct or Indirect Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers registered in “street name,” and will be the responsibility of such Direct or Indirect Participant and not of DTC or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of the Company, disbursement of such payments to Direct

Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

Except as provided herein, a Beneficial Owner of a global note will not be entitled to receive physical delivery of notes. Accordingly, each Beneficial Owner must rely on the procedures of DTC to exercise any rights under the notes. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a global note.

DTC may discontinue providing its services as securities depository with respect to the notes at any time by giving reasonable notice to the Company. Under such circumstances, in the event that a successor securities depository is not obtained, certificates for the notes will be required to be printed and delivered to the holders of record. Additionally, the Company may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository) with respect to the notes. In that event, certificates for the notes will be printed and delivered to DTC.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that the Company believes to be reliable, but neither the Company nor any underwriter takes any responsibility for the accuracy thereof. The Company has no responsibility for the performance by DTC or its Direct or Indirect Participants of their respective obligations as described herein or under the rules and procedures governing their respective operations.

Global Clearance and Settlement Procedures

Because of time-zone differences, credits of notes received in Clearstream Banking, S.A. (“Clearstream”) or the Euroclear Bank, SA/NV (“Euroclear”) as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Such credits or any transactions in such notes settled during such processing will be reported to the relevant Euroclear participant or Clearstream on such business day. Cash received in Clearstream or the Euroclear as a result of sales of the notes by or through a Clearstream participant or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream or the Euroclear cash account only as of the business day following settlement in DTC.

Although DTC, Clearstream and the Euroclear have agreed to the foregoing procedures in order to facilitate transfers of notes among participants of DTC, Clearstream and the Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued or changed at any time.

Certain U.S. Federal Income Tax Considerations

The following is a summary of certain U.S. federal income tax considerations relating to the purchase, ownership and disposition of the notes. It is not a complete analysis of all the potential tax considerations relating to the notes. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury Regulations promulgated thereunder, judicial decisions and administrative rulings, all as in effect on the date of this prospectus supplement and all of which are subject to change or differing interpretations, possibly with retroactive effect, which may result in U.S. federal income tax consequences different from those set forth below.

This summary is limited to beneficial owners of the notes (“Holders”) that purchase the notes for cash upon their initial issuance at the initial “issue price” for such series of notes (i.e., the first price at which a substantial amount of such series of notes is sold for cash to investors, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) and that hold the notes as “capital assets” within the meaning of section 1221 of the Code (generally, property held for investment). This summary does not address U.S. federal non-income taxes (such as estate or gift taxes) or the tax considerations arising under the laws of any U.S. state or local or non-U.S. jurisdiction or under any particular income tax treaty. In addition, this summary does not address all tax considerations that may be relevant to a particular investor in light of the investor’s circumstances (such as the effects of section 451(b) of the Code conforming the timing of certain income accruals to financial statements) or to certain categories of investors that may be subject to special rules (for example, persons subject to the alternative minimum tax, banks and other financial institutions, insurance companies, tax-exempt entities, real estate investment trusts, regulated investment companies, controlled foreign corporations, passive foreign investment companies, brokers and dealers in securities or commodities, traders in securities that elect to use the mark-to-market method of tax accounting for their securities holdings, former U.S. citizens or long-term residents of the United States, U.S. Holders (as defined in this prospectus supplement) that have a functional currency other than the U.S. dollar, U.S. Holders (as defined in this prospectus supplement) that hold their notes in foreign accounts or through foreign brokers or other foreign intermediaries, entities or arrangements classified as partnerships for U.S. federal income tax purposes and other pass-through entities, investors in partnerships or other pass-through entities, persons that hold the notes as part of a straddle, hedge, conversion, constructive sale, risk-reduction transaction or other integrated transaction, or beneficial owners of our 2026 Notes which may be repurchased and/or redeemed with the proceeds of this offering as set forth in “Use of Proceeds” above).

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes will own any of the notes, the U.S. federal income tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership. Entities and arrangements treated as partnerships for U.S. federal income tax purposes, and partners in such partnerships, should consult their own tax advisors with regard to the U.S. federal income tax consequences of the purchase, ownership and disposition of the notes by the partnership.

Investors considering the purchase, ownership or disposition of the notes should consult their own tax advisors concerning the U.S. federal tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction or under any applicable income tax treaty.

Additional Payments

In certain circumstances (see “Description of the Notes—Change of Control Offer,” “Description of the Notes—Interest Rate Adjustment” and “Description of the Notes—Special Mandatory Redemption”), the Company may be obligated to pay amounts in excess of stated interest or principal on one or more series of the notes or may be obligated to pay additional interest on the notes. The obligation to make such payments may implicate the provisions of the Treasury Regulations relating to “contingent payment debt instruments,” which, if applicable, could cause the timing, amount and character of an investor’s income, gain or loss with respect to any series of the notes to be different from the consequences discussed herein. In particular, a Holder might be required to accrue income on its notes in excess of stated interest for U.S. federal income tax purposes, and to treat as ordinary income rather than capital gain any income realized on the taxable disposition of a note prior to maturity. According to the applicable Treasury Regulations, certain contingencies will not cause a debt instrument to be treated as a contingent payment debt instrument if such contingencies in the aggregate, as of the date of issuance, are remote or incidental or, in certain circumstances, if it is “significantly more likely than not” that none of the contingencies will occur.

We believe that it is significantly more likely than not that interest on the notes will be paid over the life of the notes at the stated interest rate or the possibility of additional payments on the notes is remote and/or incidental. Therefore, we do not intend to treat any series of the notes as contingent payment debt instruments. Our treatment will be binding on all Holders of the notes, except a Holder that discloses its differing treatment in a statement attached to its timely filed U.S. federal income tax return for the taxable year during which the note was acquired. Our treatment is not binding on the IRS, which may take a contrary position. The remainder of this discussion assumes that the notes are not treated as contingent payment debt instruments. With respect to any payments of additional interest resulting from adjustments to the ratings assigned to any series of the notes, as described under “Description of the Notes—Interest Rate Adjustment,” we intend to take the position for U.S. federal income tax purposes that such payments will be taxable to a Holder as additional interest income when received or accrued, in accordance with the Holder’s method of accounting for U.S. federal income tax purposes.

Investors are urged to consult their own tax advisors regarding the potential application to the notes of the rules regarding contingent payment debt instruments and the consequences thereof.

U.S. Holders

The following portion of this discussion is a summary of the general U.S. federal income tax consequences that will apply to an investor that is a “U.S. Holder.” For purposes of this discussion, a U.S. Holder is a beneficial owner of the notes that is, or is treated for U.S. federal income tax purposes as:

•	an individual who is a citizen or resident of the United States;

•	a corporation that was created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of source; or

•

a trust, if (a) a court within the United States is able to exercise primary supervision over administration of the trust and one or more “United States persons” (within the meaning of the Code) have authority to control all substantial decisions of the trust or (b) it has a valid election in effect under applicable Treasury Regulations to be treated as a “United States person” (within the meaning of the Code).

Payments of Interest

Payments of stated interest on the notes generally will be taxable to a U.S. Holder as ordinary interest income at the time such interest is received or accrued in accordance with the U.S. Holder’s method of accounting for U.S. federal income tax purposes.

If the stated principal amount of any series of the notes exceeds its “issue price” (as defined above) by at least a statutorily defined “de minimis” amount, a U.S. Holder (whether a cash method or accrual method taxpayer) will be required to include the excess in gross income as original issue discount (“OID”), as it accrues, in accordance with a constant yield-to-maturity method (unless otherwise accelerated), in advance of receipt of the cash payments to which such OID is attributable. U.S. Holders should consult their own tax advisors regarding the possible application of the OID rules. It is expected, and the remainder of this discussion assumes, that none of the series of the notes will be treated as issued with OID for U.S. federal income tax purposes.

Sale, Exchange, Redemption, Retirement or Other Taxable Disposition of the Notes

Upon the sale, exchange, redemption, retirement or other taxable disposition of a note, a U.S. Holder generally will recognize gain or loss equal to the difference between (1) the amount realized on such disposition (except to the extent any amount realized is attributable to accrued but unpaid interest, which amount will be taxed as ordinary interest income to the extent not previously included in income) and (2) such U.S. Holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in the note generally will equal the amount paid for the note, reduced by any cash payments previously received in respect of the note (other than qualified stated interest payments). Gain or loss recognized by a U.S. Holder in respect of the disposition generally will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder has held the note for more than one year at the time of such disposition. Long-term capital gains of individuals and certain other non-corporate taxpayers generally are eligible for preferential rates of taxation. The deductibility of capital losses is subject to certain limitations.

Medicare Tax

Certain U.S. Holders who are individuals, estates or trusts and whose income exceeds certain thresholds are subject to an additional 3.8% Medicare tax on an amount up to their “net investment income” (“undistributed net investment income” in the case of an estate or trust). A U.S. Holder’s net investment income generally will include interest received with respect to the notes and net gains from the disposition of the notes, unless such interest or gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive trading activities). U.S. Holders are urged to consult their own tax advisors regarding the applicability of the Medicare tax with respect to their investment in the notes.

Information Reporting and Backup Withholding

In general, interest paid on or with respect to the notes and the amount of any tax withheld from such payments will be reported to U.S. Holders of the notes and to the IRS, and information reporting requirements will also apply to the proceeds of certain sales and other taxable dispositions (including retirements and redemptions) of the notes, unless the U.S. Holder is an exempt recipient. Backup withholding (currently at a rate of 24%) will apply to such payments if a U.S. Holder fails to provide its taxpayer identification number (“TIN”), provides an incorrect TIN, has been notified by the IRS that payments to such U.S. Holder are subject to backup withholding, or fails to certify, under penalties of perjury, that it has provided its correct TIN and is not subject to backup withholding (generally on a properly completed and executed IRS Form W-9). Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

Consequences to Non-U.S. Holders

The following is a summary of the general U.S. federal income tax consequences that will apply to a “Non-U.S. Holder” of the notes. A “Non-U.S. Holder” is a beneficial owner of a note that is neither a U.S. Holder nor a partnership for U.S. federal income tax purposes.

Payments of Interest

Subject to the discussions of backup withholding and FATCA (as defined in this prospectus supplement) withholding below, payments of interest on the notes to a Non-U.S. Holder generally will be exempt from U.S.

federal income tax and withholding tax under the “portfolio interest” exemption if such Non-U.S. Holder properly certifies as to its foreign status (as described below) and:

•

it does not conduct a trade or business within the United States to which the interest income is effectively connected (or, if an applicable income tax treaty so requires, such income is not attributable to the Non-U.S. Holder’s permanent establishment or fixed base within the United States);

•	it is not a “10-percent shareholder” of the Company within the meaning of section 871(h)(3) of the Code and the Treasury Regulations thereunder;

•	it is not a controlled foreign corporation that is related directly or constructively to the Company through stock ownership;

•	it is not a bank that acquired the notes in consideration for an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business; and

•

it provides a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable (or appropriate successor form), to the applicable withholding agent certifying under penalty of perjury that such Holder is not a “United States person” (within the meaning of the Code). If a Non-U.S. Holder holds the notes through a securities clearing organization, financial institution or other agent acting on its behalf, it may be required to provide appropriate certifications to such agent. The agent then generally will be required to provide appropriate certifications to the applicable withholding agent, either directly or through other intermediaries. Special rules apply to foreign partnerships, estates and trusts and other intermediaries, and in certain circumstances certifications as to foreign status of partners, trust owners or beneficiaries may have to be provided. In addition, special rules apply to qualified intermediaries that enter into withholding agreements with the IRS.

If a Non-U.S. Holder cannot satisfy the requirements described above for the portfolio interest exemption, payments of interest made to such Holder on the notes will be subject to the 30% U.S. federal withholding tax, unless it provides the applicable withholding agent either with (1) a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable (or appropriate successor form), establishing an exemption from (or a reduction of) withholding under the benefit of an applicable income tax treaty or (2) a properly executed IRS Form W-8ECI (or appropriate successor form) certifying that interest paid on the note is not subject to withholding tax because the interest is effectively connected with such Holder’s conduct of a trade or business in the United States (as discussed below under “—Income or Gain Effectively Connected With a United States Trade or Business”).

Sale, Exchange, Redemption, Retirement or Other Taxable Disposition of the Notes

Subject to the discussions of backup withholding and FATCA withholding below, a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale, exchange, redemption, retirement or other taxable disposition of a note unless:

•

the gain is effectively connected with such Holder’s conduct of a trade or business in the United States (and, if an income tax treaty applies, is attributable to its permanent establishment or fixed base in the United States); or

•	such Holder is an individual who has been present in the United States for 183 days or more in the taxable year of disposition and certain other requirements are met.

In the case of a Non-U.S. Holder described in the first bullet point, such Holder should see “—Income or Gain Effectively Connected with a United States Trade or Business” below. In the case of a Non-U.S. Holder described in the second bullet point, such Holder generally will be subject to U.S. federal income tax at a rate of 30% on the amount by which its capital gains allocable to United States sources, including gain from such disposition, in the taxable year of such disposition exceed any capital losses allocable to United States sources in the taxable year of such disposition, except as otherwise required by an applicable income tax treaty.

To the extent that the amount realized on a sale, redemption, exchange, retirement or other taxable disposition of the notes is attributable to accrued but unpaid interest on the notes, this amount generally will be treated in the same manner as described in “—Payments of Interest” above.

Income or Gain Effectively Connected With a United States Trade or Business

If a Non-U.S. Holder is engaged in the conduct of a trade or business in the United States and interest on a note or gain recognized from the sale, exchange, redemption, retirement or other taxable disposition of a note is effectively connected with the conduct of that trade or business, such Holder generally will be subject to U.S. federal income tax on that interest (and not the 30% U.S. federal withholding tax on such interest) if certain certification requirements are satisfied and on that gain on a net income basis in the same manner as if it were a “United States person” (within the meaning of the Code). Such Holder generally can meet these certification requirements by providing a properly executed IRS Form W-8ECI (or appropriate successor form) to the applicable withholding agent. If a Non-U.S. Holder is eligible for the benefits of an income tax treaty between the United States and such Holder’s country of residence, any effectively connected income or gain generally will be subject to U.S. federal income tax only if it is also attributable to a permanent establishment or fixed base maintained by such Holder in the United States. In addition, if a Non-U.S. Holder is a foreign corporation, such Holder may be subject to an additional branch profits tax equal to 30% (or a lower applicable income tax treaty rate) of its earnings and profits for the taxable year, subject to adjustments, that are effectively connected with its conduct of a trade or business in the United States.

Information Reporting and Backup Withholding

Generally, information returns will be filed with the IRS in connection with payments of interest on the notes and proceeds from the sale or other taxable disposition (including a retirement or redemption) of the notes.

Copies of the information returns reporting such payments and any withholding may also be made available to the tax authorities in the country in which a Non-U.S. Holder resides under the provisions of an applicable income tax treaty. A Non-U.S. Holder may be subject to backup withholding (currently at a rate of 24%) of tax on payments of interest and, depending on the circumstances, the proceeds of a sale or other taxable disposition (including a retirement or redemption) unless it complies with certain certification procedures to establish that it is not a “United States person” (within the meaning of the Code). The certification procedures required to claim an exemption from withholding of tax on interest described above generally will satisfy the certification requirements necessary to avoid backup withholding as well. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a credit against a Holder’s U.S. federal income tax liability and may entitle a Holder to a refund, provided that it furnishes the required information to the IRS on a timely basis. Non-U.S. Holders are urged to consult their own tax advisors regarding the application of backup withholding rules in their particular situation, the availability of an exemption from backup withholding and the procedure for obtaining such an exemption, if applicable.

FATCA Withholding

Sections 1471 through 1474 of the Code and the Treasury Regulations and administrative guidance issued thereunder (“FATCA”) impose a 30% withholding tax on any U.S.-source interest paid on the notes, and on the gross proceeds from a disposition (including a retirement or redemption) of such notes, in each case, if paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), including when acting as an intermediary, unless: (i) in the case of a foreign financial institution, such institution enters into an agreement with the IRS to withhold on certain payments, and to collect and provide to the IRS information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with United States owners); (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any “substantial United States owners” (as defined in the Code) or provides the withholding agent with a certification identifying its direct and indirect substantial United States owners; or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. The IRS has issued proposed Treasury Regulations that eliminate withholding on payments of gross proceeds (but not on payments of interest). Pursuant to the preamble to the proposed Treasury Regulations, we and any other applicable withholding agent may (but are not required to) rely on this proposed change to FATCA withholding until final Treasury Regulations are issued or until such proposed Treasury Regulations are rescinded. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States with respect to FATCA may be subject to different rules. Under certain circumstances, a beneficial owner of the notes might be eligible for refunds or credits of such taxes.

The rules under FATCA are complex. We will not pay any additional amounts in respect of any amounts withheld, including pursuant to FATCA. Non-U.S. Holders are encouraged to consult with their own tax advisor regarding the implications of FATCA on an investment in the notes.

THE PRECEDING SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED AND SHOULD NOT BE CONSTRUED TO BE TAX OR OTHER LEGAL ADVICE. ACCORDINGLY, INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSIDERATIONS ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY, AND THE POTENTIAL EFFECT OF CHANGES IN APPLICABLE TAX LAW.

Underwriting (Conflicts of Interest)

Subject to the terms and conditions set forth in the underwriting agreement dated the date of this prospectus supplement between the Company and the underwriters, for whom TD Securities (USA) LLC, Wells Fargo Securities, LLC, BofA Securities, Inc. and J.P. Morgan Securities LLC are acting as representatives, the Company has agreed to sell to the underwriters, and each of the underwriters has severally, and not jointly, agreed to purchase from the Company the principal amount of each series of the notes offered hereby set forth opposite its name below:

Underwriters	Principal amount of 2029 notes	Principal amount of 2031 notes	Principal amount of 2036 notes
TD Securities (USA) LLC	$125,000,000	$125,000,000	$125,000,000
Wells Fargo Securities, LLC	125,000,000	125,000,000	125,000,000
BofA Securities, Inc.	55,000,000	55,000,000	55,000,000
J.P. Morgan Securities LLC	55,000,000	55,000,000	55,000,000
PNC Capital Markets LLC	35,000,000	35,000,000	35,000,000
CIBC World Markets Corp.	20,000,000	20,000,000	20,000,000
KeyBanc Capital Markets Inc.	20,000,000	20,000,000	20,000,000
U.S. Bancorp Investments, Inc.	20,000,000	20,000,000	20,000,000
Mizuho Securities USA LLC	12,500,000	12,500,000	12,500,000
Comerica Securities, Inc.	12,500,000	12,500,000	12,500,000
M&T Securities, Inc.	12,500,000	12,500,000	12,500,000
HSBC Securities (USA) Inc.	3,750,000	3,750,000	3,750,000
Truist Securities, Inc.	3,750,000	3,750,000	3,750,000

Total	$500,000,000	$500,000,000	$500,000,000

The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the notes are subject to, among other things, the approval of certain legal matters by their counsel and certain other conditions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. The underwriters are obligated to take and pay for all the notes if any are taken.

The Company and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the Company or the underwriters may be required to make in respect of those liabilities.

Commissions and Discounts

The underwriters propose to offer the notes directly to the public initially at the initial public offering price set forth on the cover page of this prospectus supplement. The 2029 notes sold by the underwriters to dealers may be sold at the public offering price less a concession not to exceed 0.200% of the principal amount of the 2029 notes, not to exceed 0.375% of the principal amount of the 2031 notes and not to exceed 0.400% of the principal amount of the 2036 notes. The underwriters may allow, and dealers may re-allow, a concession not to exceed 0.150% of the principal amount of the 2029 notes, not to exceed 0.225% of the principal amount of the 2031 notes and not to exceed 0.250% of the principal amount of the 2036 notes to other dealers. After the initial offering of the notes to the public, the underwriters may change the initial public offering price and concessions.

The Company’s expenses in connection with the offer and sale of the notes, other than the underwriting discount, are estimated to be $5.9 million.

It is expected that delivery of the notes will be made, against payment for the notes, on or about June 10, 2026, which will be the tenth business day following the pricing of the notes. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers of the notes who wish to trade the notes on the date of this prospectus supplement or the next succeeding eight business day(s) will be required, because the notes initially will settle within ten business days (T+10), to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade on the date of this prospectus supplement or the next succeeding eight business day(s) should consult their own legal advisors.

New Issue of Securities

Each series of notes is a new issue of securities with no established trading market. The Company does not intend to apply for listing of the notes on any national securities exchange or for quotation of the notes on any automated dealer quotation system. The Company has been advised by the underwriters that the underwriters intend to make a market in the notes but are not obligated to do so and may discontinue market-making at any time without notice. The Company cannot assure the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

Price Stabilization and Short Positions

In connection with the offering, the underwriters may purchase and sell notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of notes than the underwriters are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases to peg, fix or maintain the price of the notes.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time without notice. These transactions may be effected in the over-the-counter market or otherwise.

Neither the Company nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither the Company nor the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

The underwriters have in the past engaged, and the underwriters and their respective affiliates expect in the future to engage, in transactions with, and have provided, and may in the future provide, various financial advisory, commercial banking, corporate trust and investment banking services for, the Company and the Company’s affiliates, for which they have in the past received, and will in the future receive, customary fees.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and instruments of the Company or the Company’s affiliates. Certain of the underwriters and their affiliates that have a lending relationship with the Company routinely hedge, and certain other of those underwriters may hedge, their credit exposure to the Company consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in the Company’s securities, including potentially the notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the notes offered hereby. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or financial instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Certain Relationships

An affiliate of TD Securities (USA) LLC is a lender and a syndication agent under the Credit Agreement and a commitment party under the Bridge Commitment Letter. An affiliate of Wells Fargo Securities, LLC is a lender and a syndication agent under the Credit Agreement and a commitment party under the Bridge Commitment Letter. An affiliate of BofA Securities, Inc. is a lender and a syndication agent under the Credit Agreement and a commitment party under the Bridge Commitment Letter. An affiliate of J.P. Morgan Securities LLC is a lender and a syndication agent under the Credit Agreement and a commitment party under the Bridge Commitment Letter.

Conflicts of Interest

Certain of the underwriters or their affiliates hold a portion of the indebtedness that the Company intends to repay using all or a portion of the net proceeds from the sale of the notes. It is possible that one or more of the underwriters or their affiliates could receive 5% or more of the net proceeds from the sale of the notes, and, in that case, such underwriter would be deemed to have a conflict of interest under Rule 5121 of the Financial Industry Regulatory Authority, Inc. (“FINRA”). As a result, such underwriter would be required to conduct the distribution of the notes in accordance with FINRA Rule 5121. If the distribution is conducted in accordance with FINRA Rule 5121, such underwriter would not be permitted to confirm a sale of a note in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

Selling Restrictions

European Economic Area

The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in a member state of the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (as amended or superseded, the “Prospectus Regulation”). Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation. This prospectus supplement and the accompanying prospectus have been prepared on the basis that any offer of the notes in any member state of the EEA will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of the notes. Neither this prospectus supplement nor the accompanying prospectus are prospectuses for purposes of the Prospectus Regulation.

United Kingdom

Each underwriter has represented and agreed that it has not offered, sold or otherwise made available and will not offer, sell or otherwise make available any notes to any retail investor in the United Kingdom (“UK”). For the purposes of this provision:

(i)	a retail investor means a person who is neither:

(a)	a professional client as defined in point (8) of Article 2(1) of Regulation (EU) No. 600/2014 as it forms part of domestic law in the UK; or

(b)	a qualified investor as defined in paragraph 15 of Schedule I to the Public Offer and Admissions and Trading Regulations 2024 (as it may be amended from time to time) (the “POAT Regulations”); and

(ii)

the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes.

Consequently no key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation. This prospectus supplement has been prepared on the basis that any offer of notes in the UK will be made pursuant to an exemption under the POAT Regulations. Neither this prospectus supplement nor the accompanying prospectus is a prospectus for the purposes of the POAT Regulations.

In the UK, this prospectus supplement and the accompanying prospectus are being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”), (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order, or (3) other persons to whom it may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This prospectus supplement and accompanying prospectus must not be acted on or relied on in the UK by persons who are not relevant persons. In the UK, any investment or investment activity to which this prospectus supplement and accompanying prospectus relates is only available to, and will be engaged in with, relevant persons. Any person in the UK that is not a relevant person should not act or rely on this prospectus supplement and the accompanying prospectus or any of their contents.

Each underwriter has represented and agreed that:

(i)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it or them in connection with the issue or sale of the notes which are the subject of the offering contemplated in this prospectus supplement and the accompanying prospectus in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(ii)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the UK.

Canada

The notes may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement or the accompanying prospectus (including any amendment hereto or thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Switzerland

This prospectus supplement is not intended to constitute an offer or solicitation to purchase or invest in the notes described herein. The notes may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or on any other exchange or regulated trading facility in Switzerland. Neither this prospectus supplement nor any other offering or marketing material relating to the notes constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Code of Obligations, and neither this prospectus supplement nor any other offering or marketing material relating to the notes may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus supplement nor any other offering or marketing material relating to the offering, nor the Company nor the notes, have been or will be filed with or approved by any Swiss regulatory authority. The notes are not subject to the supervision by any Swiss regulatory authority, e.g., the Swiss Financial Markets Supervisory Authority FINMA, and investors in the notes will not benefit from protection or supervision by such authority.

Hong Kong

The notes have not and may not be offered or sold and will not be offered or sold in Hong Kong by means of any document other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) and any rules made thereunder, or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) and which do not constitute an offer to the public within the meaning thereunder. No advertisement, invitation or document relating to the notes has been or may be issued, or has been or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) and any rules made thereunder.

The contents of this prospectus supplement and the accompanying prospectus have not been reviewed, endorsed or approved by any Hong Kong regulatory authority, including the Securities and Futures Commission and the Companies Registry of Hong Kong and neither has it been nor will it be registered with the Registrar of Companies in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in doubt about any contents of this document, you should obtain independent professional advice. This prospectus supplement and the accompanying prospectus may not be issued, circulated or distributed (in whole or in part) in Hong Kong, and the notes may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the notes will be required, and is deemed by the acquisition of the notes, to confirm that such person is aware of the restriction on offers of the notes described in this prospectus supplement or the accompanying prospectus and that such person is not acquiring, and has not been offered any securities in circumstances that contravene any such restrictions and that such person has complied with all relevant laws, rules and regulations applicable to him/her/it and the jurisdiction(s) where such person or his/her/its assets are located.

Japan

The offering of the notes has not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act of Japan (Act No. 25 of April 13, 1948, as amended; the “Financial

Instruments and Exchange Act”), and accordingly the notes may not be offered or sold, directly or indirectly, in Japan or to, or for the account of or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan and any branch or other office in Japan of a corporation or other entity organized under the laws of any foreign state), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the account of or for the benefit of, a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

South Korea

The notes may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in South Korea or to any resident of South Korea except pursuant to the applicable laws and regulations of South Korea, including the Financial Investment Services and Capital Markets Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. The notes have not been registered with the Financial Services Commission of South Korea for public offering in South Korea. Furthermore, the notes may not be re-sold to South Korean residents unless the purchaser of the notes complies with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with their purchase.

Singapore

Each underwriter has acknowledged that this prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each underwriter has represented and agreed that it has not offered or sold any notes or caused the notes to be made subject of an invitation for purchase and will not offer or sell any notes or cause the notes to be made the subject of an invitation for purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus supplement or any other document or material in connection with the offer or sale, or invitation for purchase, of the notes, whether directly or indirectly, to any person in Singapore other than:

(i)	to an institutional investor (as defined in Section 4A of the Securities and Futures Act 2001 of Singapore, as modified from time to time (the SFA)) pursuant to Section 274 of the SFA;

(ii)

to a relevant person as defined in Section 275(2) of the SFA pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA and (where applicable) Regulation 3 of the Securities and Futures (Classes of Investors) Regulation 2018; or

(iii)	otherwise pursuant to, and in accordance with, the conditions of any other applicable exemption or provision of the SFA.

Where the notes are purchased under Section 275 of the SFA by a relevant person which is:

(i)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)), the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(ii)	a trust (where the trustee is not an accredited investor), the sole purpose of which is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation and the beneficiaries’ rights and interest (howsoever described) in that trust, shall not be transferred within 6 months after that corporation or that trust has subscribed for or acquired the notes pursuant to an offer made under Section 275 of the SFA except:

(i)	to an institutional investor, or an accredited investor or other relevant person, or which arises from an offer referred to in Section 275(1A) or Section 276(4)(c)(ii) of the SFA;

(ii)	where no consideration is or will be given for the transfer;

(iii)	where the transfer is by operation of law; or

(iv)	as specified in Section 276(7) of the SFA.

Singapore Securities and Futures Act Product Classification—Solely for the purposes of its obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the SFA, the Company has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Taiwan

The notes have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan and/or any other regulatory authority of Taiwan pursuant to relevant securities laws and regulations and may not be offered, issued or sold within Taiwan through a public offering or in any manner which would constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that requires a registration, filing or approval of the Financial Supervisory Commission of Taiwan and/or other regulatory authority of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, distribute or otherwise intermediate the offering of the notes in Taiwan.

Experts

The Company’s financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Annual Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the fiscal year ended September 30, 2025 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Vectren Energy Delivery of Ohio, LLC as of and for the year ended December 31, 2025, incorporated by reference in this prospectus supplement, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are incorporated by reference in reliance upon the report of such firm given their authority as experts in accounting and auditing.

The information incorporated in this prospectus supplement and accompanying prospectus by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2025, relating to the oil and gas reserves of Seneca Resources Company, LLC, has been so incorporated in reliance on the audit report of Netherland, Sewell & Associates, Inc., an independent petroleum engineering firm, given on the authority of said firm as experts in petroleum engineering.

Legal Matters

The validity of the notes and certain other matters will be passed upon for us by Jones Day. Matters of New Jersey law, including the valid existence as a corporation and good standing of the Company, will be passed upon only by Lowenstein Sandler LLP, Roseland, New Jersey. Certain legal matters relating to the offering of the notes will be passed upon for the underwriters by Hunton Andrews Kurth LLP, New York, New York.

PROSPECTUS

NATIONAL FUEL GAS COMPANY

DEBT SECURITIES

COMMON STOCK

PREFERRED STOCK

DEPOSITARY SHARES

STOCK PURCHASE CONTRACTS

STOCK PURCHASE UNITS

and

UNITS

National Fuel Gas Company may periodically sell any or all of the following securities to the public:

•	debt securities;

•	common stock;

•	preferred stock;

•	depositary shares;

•	stock purchase contracts;

•	stock purchase units; and

•	units, consisting of one or more of any of the securities referred above, in any combination.

National Fuel Gas Company will provide specific terms of its securities, including their offering prices, in supplements to this prospectus. The supplements may also add, update or change information contained in this prospectus. You should read this prospectus and any supplements carefully before you invest.

National Fuel Gas Company’s common stock is listed on the New York Stock Exchange and trades under the symbol “NFG.”

Investing in the securities involves risks. See Risk Factors on page 2 for information on certain risks related to the purchase of securities.

National Fuel Gas Company may offer these securities directly or through underwriters, agents or dealers. The supplements to this prospectus will describe the terms of any particular plan of distribution, including any underwriting arrangements. The “Plan of Distribution” section on page 24 of this prospectus also provides more information on this topic.

National Fuel Gas Company’s principal executive offices are located at 6363 Main St., Williamsville, New York 14221 and its telephone number is (716) 857-7000.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 11, 2023.

No person is authorized to give any information or to make any representations other than those contained or incorporated by reference in this prospectus or any accompanying prospectus supplement and, if given or made, such information or representations must not be relied upon as having been authorized. This prospectus and any accompanying prospectus supplement do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities described in this prospectus and any accompanying prospectus supplement or an offer to sell or the solicitation of an offer to buy such securities in any circumstance in which such offer or solicitation is unlawful. Neither the delivery of this prospectus or any accompanying prospectus supplement, nor any sale made under this prospectus or any accompanying prospectus supplement shall, under any circumstances, create any implication that there has been no change in the affairs of National Fuel Gas Company since the date of this prospectus or any accompanying prospectus supplement or that the information contained or incorporated by reference in this prospectus or any accompanying prospectus supplement is correct as of any time subsequent to the date of such information.

-i-

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that National Fuel Gas Company (“National”) has filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Under this shelf registration process, National may sell the securities or combinations of the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities that National may offer. Each time National sells securities, National will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

For more detailed information about the securities, you can read the exhibits to the registration statement. Those exhibits have been either filed with the registration statement or incorporated by reference to earlier SEC filings listed in the registration statement.

References in this prospectus and the prospectus supplement to “National” or “National Fuel” are to National Fuel Gas Company, National Fuel Gas Company and its subsidiaries or National Fuel Gas Company’s subsidiaries as appropriate in the context of the disclosure.

RISK FACTORS

In considering whether or not to purchase securities of National, you should carefully consider the risks described under “Risk Factors” in any prospectus supplement and in the documents National incorporates by reference in this prospectus and any prospectus supplement, as well as the other information included or incorporated by reference in this prospectus and any prospectus supplement.

NATIONAL FUEL GAS COMPANY

National Fuel Gas Company, incorporated in 1902, is a holding company organized under the laws of the State of New Jersey. National is engaged in the business of owning and holding securities issued by its subsidiaries.

National is a diversified energy company engaged principally in the production, gathering, transportation, storage and distribution of natural gas. National reports financial results for four business segments:

•	the Exploration and Production segment, which is engaged in the exploration for, and the development and production of, primarily natural gas in the Appalachian region of the United States;

•

the Pipeline and Storage segment, which provides interstate natural gas transportation services for affiliated and nonaffiliated companies through integrated gas pipeline systems in Pennsylvania and New York, as well as storage services through its underground natural gas storage fields;

•	the Gathering segment, which builds, owns and operates natural gas processing and pipeline gathering facilities in the Appalachian region; and

•

the Utility segment, which provides natural gas utility services to customers through a local distribution system located in western New York and northwestern Pennsylvania. The principal metropolitan areas served by the Utility segment include Buffalo, Niagara Falls and Jamestown, New York and Erie and Sharon, Pennsylvania.

National’s principal executive offices are located at 6363 Main Street, Williamsville, New York 14221 and its telephone number is (716) 857-7000.

WHERE YOU CAN FIND MORE INFORMATION

National files annual, quarterly and other reports, proxy statements and other information with the SEC. These SEC filings are available to the public on the SEC’s website, www.sec.gov. Information about National is also available on National’s website, www.natfuel.com. Other than any SEC filings incorporated by reference in this prospectus, the information available on National’s website is not part of this prospectus or any prospectus supplement thereto.

INCORPORATION BY REFERENCE

National discloses important information to you by referring you to documents that it has filed with the SEC that are “incorporated by reference” in this prospectus.

The following documents have been filed by National with the SEC and are incorporated herein by reference:

•	National’s Annual Report on Form 10-K (SEC File No. 001-03880) for the fiscal year ended September 30, 2022, filed with the SEC on November 18, 2022;

•

National’s Quarterly Reports on Form 10-Q (SEC File No. 001-03880) for the quarterly periods ended December  31, 2022, filed with the SEC on February 3, 2023, March  31, 2023, filed with the SEC on May 4, 2023, and June  30, 2023, filed with the SEC on August 3, 2023;

•	National’s Current Reports on Form 8-K (SEC File No. 001-03880), filed with the SEC on December 6, 2022, March 9, 2023 (Items 5.02 and 5.07 only) and May 18, 2023; and

•

The description of National’s Common Stock contained in the Registration Statements on Form 8-A filed with the SEC under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as updated by the description of National’s Common Stock contained in Exhibit 4.1 to National’s Annual Report on Form 10-K for the year ended September 30, 2019 and any amendments or reports filed for the purpose of updating such description.

All documents filed by National with the SEC pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, subsequent to the date of this Registration Statement and prior to the filing of a post-effective amendment that indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, will be deemed to be incorporated by reference in this Registration Statement and to be part hereof from the date of filing of such documents. National will not, however, incorporate by reference any documents or portions thereof that are not deemed “filed” with the SEC, including any information furnished pursuant to Item 2.02 or Item 7.01 of National’s Current Reports on Form 8-K unless, and except to the extent, specified in such reports.

Any statement contained in any document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as modified or superseded, to constitute a part of this Registration Statement.

We will provide you with a copy of any of these filings (other than an exhibit to these filings, unless the exhibit is specifically incorporated by reference into the filing requested) at no cost, if you submit a request to us by writing or telephoning us at the following address or telephone number:

National Fuel Gas Company

6363 Main Street

Williamsville, New York 14221

Attention: Corporate Secretary

Telephone: (716) 857-7000

USE OF PROCEEDS

Except as may otherwise be set forth in an applicable prospectus supplement, the proceeds from the sale of these securities may be used to reduce short-term indebtedness, to redeem or discharge indebtedness, to finance a portion of National’s capital expenditures, for corporate development purposes, including, without limitation, acquisitions made by or on behalf of National or its subsidiaries, and for other general corporate purposes.

DESCRIPTION OF DEBT SECURITIES

General

The following description sets forth certain general terms and provisions of National’s unsecured debt securities, consisting of debentures and medium-term notes, that National may offer by this prospectus. National will describe the particular terms of the debt securities, and provisions that vary from those described below, in one or more prospectus supplements.

The debt securities will be National’s direct unsecured general obligations. The debt securities will be senior debt securities. National may issue the debt securities from time to time in one or more series, under an indenture, dated as of October 1, 1999, between National and The Bank of New York Mellon (formerly The Bank of New York), as trustee (the “Trustee”). This indenture, as it may be amended and supplemented from time to time, is referred to in this prospectus as the “Indenture.”

The following descriptions of the debt securities and the Indenture are summaries and are qualified by reference to the Indenture. This summary does not contain a complete description of the debt securities. You should read this summary together with the Indenture and the officer’s certificates or other documents establishing the debt securities for a complete understanding of the provisions that may be important to you. References to certain sections of the Indenture are included in parentheses. Whenever particular provisions or defined terms in the Indenture are referred to under this “Description of Debt Securities,” such provisions or defined terms are incorporated by reference herein. The Indenture is qualified under the Trust Indenture Act of 1939. You should refer to the Trust Indenture Act of 1939 for provisions that apply to the debt securities.

The debt securities will rank equally with all of National’s other senior, unsecured and unsubordinated debt.

Because National is a holding company that conducts all of its operations through subsidiaries, holders of debt securities will generally have a position junior to claims of creditors (including trade creditors of and holders of indebtedness issued by any such subsidiary) and preferred stockholders of the subsidiaries of National. No subsidiary currently has outstanding shares of preferred stock.

The prospectus supplement relating to any series of debt securities being offered will include specific terms relating to that offering. These terms will include any of the following terms that apply to that series:

•	the title of the debt securities;

•	the total principal amount of the debt securities;

•	the date or dates on which the principal of the debt securities will be payable and how it will be paid;

•	the rate or rates at which the debt securities will bear interest, or how such rate or rates will be determined;

•	the date or dates from which interest on the debt securities will accrue, the interest payment dates on which interest will be paid, and the record dates for interest payments;

•	any right to extend the interest payment periods for the debt securities and the duration of the extension;

•	the percentage, if less than 100%, of the principal amount of the debt securities that will be payable if the maturity of the debt securities is accelerated;

•	any date or dates on which, and the price or prices at which, the debt securities may be redeemed at the option of National and any restrictions on such redemptions;

•

any sinking fund or other provisions or options held by holders of debt securities that would obligate National to repurchase or otherwise redeem the debt securities; any changes or additions to the events of default under the Indenture or changes or additions to the covenants under the Indenture;

•	if the debt securities will be issued in denominations other than $1,000;

•	if payments on the debt securities may be made in a currency or currencies other than United States dollars;

•	any convertible feature or options regarding the debt securities;

•	any rights or duties of another person to assume the obligations of National with respect to the debt securities;

•	any collateral, security, assurance or guarantee for the debt securities; and

•	any other terms of the debt securities not inconsistent with the terms of the Indenture.

(See Section 301.)

The Indenture does not limit the principal amount of debt securities that may be issued. The Indenture allows debt securities to be issued up to the principal amount that may be authorized by National. Unless otherwise specified in the prospectus supplement, any limit upon the aggregate principal amount of the debt securities of any series may be increased without the consent of any holders and additional debt securities of such series may be authenticated and delivered up to the limit on the aggregate principal amount authorized with respect to such series as so increased. Accordingly, the debt securities of any series may be increased on the same terms and conditions, except for the issue price and the issue date, and with the same CUSIP numbers as the debt securities of such series initially offered.

Debt securities may be sold at a discount below their principal amount. United States federal income tax considerations applicable to debt securities sold at an original issue discount may be described in the prospectus supplement. In addition, certain United States federal income tax or other considerations applicable to any debt securities which are denominated or payable in a currency or currency unit other than United States dollars may be described in the prospectus supplement.

Except as may otherwise be described in a prospectus supplement, the covenants contained in the Indenture will not afford holders of debt securities protection in the event of a highly leveraged or similar transaction involving National or in the event of a change in control.

Payment and Paying Agents

Except as may be provided in the prospectus supplement, interest, if any, on each debt security payable on each interest payment date will be paid to the person in whose name such debt security is registered as of the close of business on the regular record date for the interest payment date. However, interest payable at maturity will be paid to the person to whom the principal is paid. If there has been a default in the payment of interest on any debt security, the defaulted interest may be paid to the holder of such debt security as of the close of business on a date to be fixed by the Trustee, which will be between 10 and 15 days prior to the date proposed by National for payment of such defaulted interest or in any other manner permitted by any securities exchange on which such debt security may be listed, if the Trustee finds it practicable. (See Section 307.)

Unless otherwise specified in the prospectus supplement, principal of, and premium, if any, and interest, if any, on the debt securities at maturity will be payable upon presentation of the debt securities at the corporate trust office of the Trustee, as paying agent, in The City of New York. National may change the place of payment on the debt securities, may appoint one or more additional paying agents (including National) and may remove any paying agent, all at the discretion of National. (See Section 602.)

Registration and Transfer

Unless otherwise specified in a prospectus supplement, the transfer of debt securities may be registered, and debt securities may be exchanged for other debt securities of the same series or tranche, of authorized denominations and with the same terms and principal amount, at the corporate trust office of the Trustee in The City of New York. National may change the place for registration of transfer and exchange of the debt securities and may designate additional places for such registration and exchange. Unless otherwise provided in the prospectus supplement, no service charge will be made for any transfer or exchange of the debt securities. However, National may require payment to cover any tax or other governmental charge that may be imposed. National will not be required to execute or to provide for the registration of transfer of, or the exchange of, (a) any debt security during a period of 15 days prior to giving any notice of redemption or (b) any debt security selected for redemption except the unredeemed portion of any debt security being redeemed in part. (See Section 305.)

Satisfaction and Discharge

National will be discharged from its obligations on the debt securities of a particular series, or any portion of the principal amount of the debt securities of such series, if it irrevocably deposits with the Trustee sufficient cash or government securities to pay the principal, or portion of principal, interest, any premium and any other sums when due on the debt securities of such series at their maturity, stated maturity date, or redemption. (See Section 701.)

The Indenture will be deemed satisfied and discharged when no debt securities remain outstanding and when National has paid all other sums payable by National under the Indenture. (See Section 702.)

All moneys National pays to the Trustee or any paying agent on debt securities which remain unclaimed at the end of two years after payments have become due will be paid to or upon the order of National. Thereafter, the holder of such debt security may look only to National for payment thereof. (See Section 603.)

Limitation on Liens on Subsidiary Capital Stock

The Indenture provides that, except as otherwise specified with respect to a particular series of debt securities, National will not pledge, mortgage, hypothecate or grant a security interest in, or permit any pledge, mortgage, security interest or other lien upon, any capital stock of any of its majority-owned subsidiaries, which capital stock National now or hereafter directly owns, to secure any Indebtedness, as defined below, without also securing the outstanding debt securities (so long as the other Indebtedness shall be so secured) equally and ratably, with or, at National’s option, prior to, the other Indebtedness and any other Indebtedness similarly entitled to be so secured.

This limitation does not apply to, or prevent the creation or existence of:

(1)

any pledge, mortgage, security interest, lien or encumbrance upon any such capital stock created at the time National acquires that capital stock or within 270 days after that time to secure the purchase price for that capital stock so acquired;

(2)

any pledge, mortgage, security interest, lien or encumbrance upon any such capital stock existing at the time National acquires that capital stock, whether or not National assumes the secured obligations; or

(3)	any extension, renewal, replacement or refunding of any pledge, mortgage, security interest, lien or encumbrance permitted by (1) and (2) above, or of any Indebtedness secured thereby; provided, that,

(a)

the principal amount of Indebtedness so secured immediately after the extension, renewal, replacement or refunding may not exceed the principal amount of Indebtedness so secured immediately before the extension, renewal, replacement or refunding; and

(b)

the extension, renewal, replacement or refunding of such pledge, mortgage, security interest, lien or encumbrance is limited to no more than the same proportion of all shares of capital stock as were covered by the pledge, mortgage, security interest, lien or encumbrance that was extended, renewed, refunded or replaced; or

(4)	any judgment, levy, execution, attachment or other similar lien arising in connection with court proceedings, provided that:

(a)

the execution or enforcement of the lien is effectively stayed within 30 days after entry of the corresponding judgment, or the corresponding judgment has been discharged within such 30 day period, and the claims secured thereby are being contested in good faith by appropriate proceedings timely commenced and diligently prosecuted; or

(b)	the payment of the lien is covered in full by insurance and the insurance company has not denied or contested coverage thereof; or

(c)

so long as the lien is adequately bonded, any appropriate legal proceedings that may have been duly initiated for the review of the corresponding judgment, decree or order shall not have been fully terminated or the period within which these proceedings may be initiated shall not have expired.

Any pledge, mortgage, security interest, lien or encumbrance on any shares of the capital stock of any of the majority-owned subsidiaries of National, which shares of capital stock National now or hereafter directly owns, to secure any Indebtedness other than as described in (1) through (4) above, is referred to in this prospectus as a “Restricted Lien.” This limitation on liens does not apply to the extent that National creates any Restricted Liens to secure Indebtedness that, together with all other Indebtedness of National secured by Restricted Liens, does not at the time exceed 5% of National’s Consolidated Capitalization. (See Section 608.)

For this purpose, “Consolidated Capitalization” means the sum of:

(1)	Consolidated Common Shareholders’ Equity;

(2)	Consolidated Indebtedness, exclusive of any that is due and payable within one year of the date the sum is determined; and, without duplication

(3)	any preference or preferred stock of National or any Consolidated Subsidiary, as defined below, which is subject to mandatory redemption or sinking fund provisions.

The term “Consolidated Common Shareholders’ Equity,” as used above, means the total assets of National and its Consolidated Subsidiaries that would, in accordance with generally accepted accounting principles in the United States, be classified on a balance sheet as assets, less: (a) all liabilities of National and its Consolidated Subsidiaries that would, in accordance with generally accepted accounting principles in the United States, be classified on a balance sheet as liabilities; (b) minority interests owned by third parties in Consolidated Subsidiaries of National; and (c) preference or preferred stock of National and its Consolidated Subsidiaries only to the extent any such preference or preferred stock is subject to mandatory redemption or sinking fund provisions.

The term “Consolidated Indebtedness,” as used above, means total indebtedness as shown on the consolidated balance sheet of National and its Consolidated Subsidiaries.

The term “Consolidated Subsidiary,” as used above, means at any date any majority-owned subsidiary the financial statements of which under generally accepted accounting principles in the United States would be consolidated with those of National in its consolidated financial statements as of such date.

For purposes of the limitation described in the first paragraph under this heading, “Indebtedness” means:

(1)	all indebtedness created or assumed by National for the repayment of money borrowed;

(2)

all indebtedness for money borrowed secured by a lien upon capital stock owned by National and upon which indebtedness for money borrowed National customarily pays interest, although National has not assumed or become liable for the payment of such indebtedness for money borrowed; and

(3)

all indebtedness of others for money borrowed which is guaranteed as to payment of principal by National or in effect guaranteed by National through a contingent agreement to purchase such indebtedness for money borrowed, but excluding from this definition any other contingent obligation of National in respect of indebtedness for money borrowed or other obligations incurred by others.

The foregoing limitation does not limit in any manner the ability of: (1) National to place liens on any of its assets other than the capital stock of directly held, majority-owned subsidiaries; (2) National to cause the transfer of its assets or those of its subsidiaries, including the capital stock covered by the foregoing restrictions; or (3) any of the direct or indirect subsidiaries of National to place liens on any of their assets.

In addition, the Indenture provides that if debentures issued by National under the indenture dated as of October 15, 1974, as supplemented (the “1974 Indenture”), between National and The Bank of New York Mellon, as trustee, in an aggregate principal amount in excess of 5% of National’s Consolidated Capitalization become secured pursuant to the provisions of the 1974 Indenture, National will secure any outstanding debt securities equally and ratably with those debentures. If National secures the outstanding debt securities, as provided in the prior sentence, then if and for so long as the aggregate principal amount of the debentures secured pursuant to the 1974 Indenture at any time decreases and as a result constitutes 5% or less of National’s Consolidated Capitalization, the outstanding debt securities will no longer be secured. (See Section 608.)

Consolidation, Merger, and Sale of Assets

Under the terms of the Indenture, National may not consolidate with or merge into any other entity or convey, transfer or lease its properties and assets substantially as an entirety to any entity, unless:

•

the surviving or successor entity is organized and validly existing under the laws of any domestic jurisdiction and it expressly assumes National’s obligations on all debt securities and under the Indenture;

•

immediately after giving effect to the transaction, no event of default and no event which, after notice or lapse of time or both, would become an event of default shall have occurred and be continuing; and

•	National shall have delivered to the Trustee an officer’s certificate and an opinion of counsel as to compliance with the foregoing.

The terms of the Indenture do not restrict National in a merger in which National is the surviving entity. (See Section 1101.)

Events of Default

“Event of default” when used in the Indenture with respect to any series of debt securities, means any of the following:

•	failure to pay interest, if any, on any debt security of the applicable series for 30 days after it is due;

•	failure to pay the principal of or premium, if any, on any debt security of the applicable series when due (whether at maturity or upon earlier redemption);

•

failure to perform any other covenant in the Indenture, other than a covenant that does not relate to that series of debt securities, that continues for 90 days after National receives written notice from the Trustee, or National and the Trustee receive a written notice from the holders of at least 33% in principal amount of the debt securities of such series; however, the Trustee or the Trustee and the holders of such principal amount of debt securities of this series can agree to an extension of the 90 day period and such an agreement to extend will be automatically deemed to occur if National is diligently pursuing action to correct the default;

•	certain events in bankruptcy, insolvency or reorganization of National; or

•	any other event of default included in any supplemental indenture or officer’s certificate for a specific series of debt securities.

(See Section 801).

The Trustee may withhold notice to the holders of debt securities of any default, except default in the payment of principal, premium or interest, if it considers such withholding of notice to be in the interests of the holders. An event of default for a particular series of debt securities does not necessarily constitute an event of default for any other series of debt securities issued under the Indenture.

Remedies

Acceleration of Maturity

If an event of default with respect to fewer than all the series of debt securities occurs and continues, either the Trustee or the holders of at least 33% in principal amount of the debt securities of such series may declare the entire principal amount of all the debt securities of such series, together with accrued interest, to be due and payable immediately. However, if the event of default is applicable to all outstanding debt securities under the Indenture, only the Trustee or holders of at least 33% in principal amount of all outstanding debt securities of all series, voting as one class, and not the holders of any one series, may make such a declaration of acceleration.

At any time after a declaration of acceleration with respect to the debt securities of any series has been made and before a judgment or decree for payment of the money due has been obtained, the event of default giving rise to such declaration of acceleration will be considered waived, and such declaration and its consequences will be considered rescinded and annulled, if:

•	National has paid or deposited with the Trustee a sum sufficient to pay:

•	all overdue interest, if any, on all debt securities of the series;

•	the principal of and premium, if any, on any debt securities of the series which have otherwise become due and interest, if any, that is currently due;

•	interest, if any, on overdue interest; and

•	all amounts due to the Trustee under the Indenture; and

•	any other event of default with respect to the debt securities of that series shall have been cured or waived as provided in the Indenture.

There is no automatic acceleration, even in the event of bankruptcy, insolvency or reorganization of National. (See Section 802.)

Right to Direct Proceedings

Other than its duties in case of an event of default, the Trustee is not obligated to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the holders, unless the holders offer the Trustee a reasonable indemnity. (See Section 903.) If they provide a reasonable indemnity, the holders of a majority in principal amount of any series of debt securities will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any power conferred upon the Trustee. However, if the event of default relates to more than one series, only the holders of a majority in aggregate principal amount of all affected series will have the right to give this direction. (See Section 812). The Trustee is not obligated to comply with directions that conflict with law or other provisions of the Indenture.

Limitation on Right to Institute Proceedings

No holder of debt securities of any series will have any right to institute any proceeding under the Indenture, or to exercise any remedy under the Indenture, unless:

•	the holder has previously given to the Trustee written notice of a continuing event of default;

•

the holders of a majority in aggregate principal amount of the outstanding debt securities of all series in respect of which an event of default shall have occurred and be continuing have made a written request to the Trustee, and have offered reasonable indemnity to the Trustee to institute proceedings; and

•	the Trustee has failed to institute any proceeding for 60 days after notice and has not received any direction inconsistent with the written request of holders during such period.

(See Section 807.)

No Impairment of Right to Receive Payment

However, such limitations do not apply to a suit by a holder of a debt security for payment of the principal of or premium, if any, or interest, if any, on such debt security on or after the applicable due date. (See Section 808.)

Annual Notice to Trustee

National will provide to the Trustee an annual statement by an appropriate officer as to National’s compliance with all conditions and covenants under the Indenture. (See Section 606.)

Modification and Waiver

National and the Trustee may enter into one or more supplemental indentures without the consent of any holder of debt securities for any of the following purposes:

•	to evidence the assumption by any permitted successor of the covenants of National in the Indenture and in the debt securities;

•	to add additional covenants of National or to surrender any right or power of National under the Indenture;

•	to add additional events of default;

•

to change, eliminate, or add any provision to the Indenture; provided, however, if the change, elimination, or addition will adversely affect the interests of the holders of debt securities of any series in any material respect, such change, elimination, or addition will become effective only:

•	when the consent of the holders of debt securities of such series has been obtained in accordance with the Indenture; or

•	when no debt securities of the affected series remain outstanding under the Indenture;

•	to provide collateral security for all but not part of the debt securities;

•	to establish the form or terms of debt securities of any other series as permitted by the Indenture;

•	to provide for the authentication and delivery of bearer securities and coupons attached thereto;

•	to evidence and provide for the acceptance of appointment of a successor trustee;

•	to provide for the procedures required for use of a noncertificated system of registration for the debt securities of all or any series;

•

to change any place where principal, premium, if any, and interest shall be payable, debt securities may be surrendered for registration of transfer or exchange and notices to National may be served; or

•

to cure any ambiguity or inconsistency or to make any other provisions with respect to matters and questions arising under the Indenture; provided that such action shall not adversely affect the interests of the holders of debt securities of any series in any material respect.

(See Section 1201.)

The holders of at least a majority in aggregate principal amount of the debt securities of all series then outstanding may waive compliance by National with certain restrictive provisions of the Indenture. (See Section 607.) The holders of not less than a majority in principal amount of the outstanding debt securities of any series may waive any past default under the Indenture with respect to that series, except a default in the payment of principal, premium, if any, or interest and certain covenants and provisions of the Indenture that cannot be modified or be amended without the consent of the holder of each outstanding debt security of the series affected. (See Section 813.)

If the Trust Indenture Act of 1939 is amended after the date of the Indenture in such a way as to require changes to the Indenture, the Indenture will be deemed to be amended so as to conform to such amendment of the Trust Indenture Act of 1939. National and the Trustee may, without the consent of any holders, enter into one or more supplemental indentures to evidence such an amendment. (See Section 1201.)

The consent of the holders of a majority in aggregate principal amount of the debt securities of all series then outstanding, voting as one class, is required for all other modifications to the Indenture. However, if less than all of the series of debt securities outstanding are directly affected by a proposed supplemental indenture, then the consent only of the holders of a majority in aggregate principal amount of all series that are directly affected, voting as one class, will be required. No such amendment or modification may:

•

change the stated maturity of the principal of, or any installment of principal of or interest on, any debt security, or reduce the principal amount of any debt security or its rate of interest or change the method of calculating such interest rate or reduce any premium payable upon redemption, or change the currency in which payments are made, or impair the right to institute suit for the enforcement of any payment on or after the stated maturity of any debt security, without the consent of the holder;

•

reduce the percentage in principal amount of the outstanding debt securities of any series which consent is required for any supplemental indenture or any waiver of compliance with a provision of the Indenture or any default thereunder and its consequences, or reduce the requirements for quorum or voting, without the consent of all the holders of the series; or

•

modify certain of the provisions of the Indenture relating to supplemental indentures, waivers of certain covenants and waivers of past defaults with respect to the debt securities of any series, without the consent of the holder of each outstanding debt security affected thereby.

A supplemental indenture which changes the Indenture solely for the benefit of one or more particular series of debt securities, or modifies the rights of the holders of debt securities of one or more series, will not affect the rights under the Indenture of the holders of the debt securities of any other series. (See Section 1202.)

The Indenture provides that debt securities owned by National or anyone else required to make payment on the debt securities shall be disregarded and considered not to be outstanding in determining whether the required holders have given a request or consent. (See Section 101.)

National may fix in advance a record date to determine the required number of holders entitled to give any request, demand, authorization, direction, notice, consent, waiver or other such act of the holders, but National shall have no obligation to do so. If such a record date is fixed, such request, demand, authorization, direction, notice, consent, waiver or other act of the holders may be given before or after such record date, but only the holders of record at the close of business on that record date will be considered holders for the purposes of determining whether holders of the required percentage of the outstanding debt securities have authorized or agreed or consented to such request, demand, authorization, direction, notice, consent, waiver or other act of the holders. For that purpose, the outstanding debt securities shall be computed as of the record date. Any request, demand, authorization, direction, notice, consent, election, waiver or other act of a holder shall bind every future holder of the same debt securities and the holder of every debt security issued upon the registration of transfer of or in exchange of such debt securities. A transferee will be bound by acts of the Trustee or National taken in reliance thereon, whether or not notation of such action is made upon such debt security. (See Section 104.)

Resignation of the Trustee

The Trustee may resign at any time by giving written notice to National or may be removed at any time by act of the holders of a majority in principal amount of all series of debt securities then outstanding delivered to the Trustee and National. No resignation or removal of the Trustee and no appointment of a successor trustee will be effective until the acceptance of appointment by a successor trustee. So long as no event of default or event which, after notice or lapse of time, or both, would become an event of default has occurred and is continuing and except with respect to a Trustee appointed by act of the holders, if National has delivered to the Trustee a resolution of its Board of Directors appointing a successor trustee and such successor has accepted such appointment in accordance with the terms of the Indenture, the Trustee will be deemed to have resigned and the successor will be deemed to have been appointed as trustee in accordance with the Indenture. (See Section 910.)

Notices

Notices to holders of debt securities will be given by mail to the addresses of such holders as they may appear in the security register therefor. (See Section 106.)

Title

National, the Trustee, and any agent of National or the Trustee, may treat the person in whose name debt securities are registered as the absolute owner thereof, whether or not such debt securities may be overdue, for the purpose of making payments and for all other purposes irrespective of notice to the contrary. (See Section 308.)

Governing Law

The Indenture and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York. (See Section 112.)

Regarding the Trustee

The Trustee will be The Bank of New York Mellon. In addition to acting as Trustee, The Bank of New York Mellon acts, and may act, as trustee under various indentures and trusts of National and its affiliates.

DESCRIPTION OF CAPITAL STOCK

The following description of National’s capital stock is a summary and is qualified by reference to the terms and provisions of National’s Restated Certificate of Incorporation, as amended (“Restated Certificate of Incorporation”) and its By-Laws, as amended and restated (“By-Laws”), which are filed as exhibits to the registration statement to which this prospectus relates and incorporated herein by reference. (The 1974 Indenture includes a limitation on the payment of dividends, as described below under “Common Stock—Dividend Rights.” National’s other indenture, dated as of October 1, 1999, between National and The Bank of New York Mellon, contains no such limitation.)

Common Stock

National has authorized 200,000,000 shares of common stock, par value $1.00 per share.

Dividend Rights

The holders of common stock are entitled to receive dividends as declared by the Board of Directors, out of funds legally available for the purpose and subject to a limitation in the 1974 Indenture. The 1974 Indenture prohibits the payment of cash dividends on, and the purchase or redemption of, common stock if the cumulative dividends on and amounts paid for purchase or redemption of common or preferred stock since December 31, 1967 exceed or would exceed consolidated net income available for dividends for that same period plus $10 million plus any additional amount authorized or approved, upon application of National, by the SEC. The amount available for the declaration and payment of dividends on National’s common stock pursuant to this restriction will be described in the applicable prospectus supplement.

The Board of Directors’ ability to declare dividends on common stock may also be limited by the rights and preferences of certain series of preferred stock, which may be issued from time to time, and by the terms of instruments defining the rights of holders of other outstanding indebtedness of National.

Voting Rights and Classification of the Board of Directors

The holders of common stock are entitled to one vote per share. The affirmative vote of the majority of the votes cast by the holders of the common stock is required for the merger or consolidation of National or for the sale of substantially all of its assets. The Board of Directors is divided into three classes, each with, as nearly as possible, an equal number of directors.

Liquidation Rights

Upon any dissolution, liquidation or winding up of National, the holders of common stock are entitled to receive, pro rata, all of National’s assets and funds remaining after payment of or provision for creditors and subject to the rights and preferences of each series of preferred stock outstanding, if any.

Preemptive Rights

Holders of common stock and any series of preferred stock that may be issued have no preemptive right to purchase or subscribe for any shares of capital stock of National.

Listing

The common stock is listed on the New York Stock Exchange.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is Equiniti Trust Company, LLC.

Preferred Stock

National has authorized 10,000,000 shares of preferred stock, par value $1.00 per share. No shares of preferred stock of National are currently outstanding. However, the Board of Directors of National has the ability to issue one or more series of preferred stock from time to time.

The actual effect of the preferred stock upon the rights of the holders of National’s common stock will not be known until National’s Board of Directors determines the respective rights of the holders of one or more series of preferred stock. Such effects, however, might include: (a) restrictions on dividends on National’s common stock if dividends on the preferred stock are in arrears; (b) dilution of the voting power of National’s common stock; (c) restrictions on the rights of the holders of National’s common stock to share in National’s assets upon liquidation due to satisfaction of any liquidation preference granted to the preferred stock; and (d) dilution of rights of holders of National’s common stock to share in National’s assets upon liquidation if the preferred stock is participating with respect to distributions upon such liquidation. In some cases, the issuance of preferred stock could also delay, defer or prevent a change in control and make it harder to remove present management, without further action by National’s stockholders.

Under National’s Restated Certificate of Incorporation, the Board of Directors of National can issue, without further stockholder action, up to 10,000,000 shares of preferred stock, in one or more series, and determine the designation, the number, and the special and relative rights, powers, preferences and limitations of the shares of each series so created, including, subject to the terms of National’s Restated Certificate of Incorporation:

(a)

the maximum number of shares to constitute each such series of preferred stock, which may subsequently be increased or decreased (but not below the number of shares of such series then outstanding) by resolution of the Board of Directors of National, the distinctive designation thereof and the stated value thereof if different from the par value thereof;

(b)	whether the shares of each such series shall have voting rights and, if such shares are given voting rights, the terms of such voting rights;

(c)

the dividend rate or rates, if any, on the shares of each such series or the manner in which such rate or rates shall be determined, the conditions and dates upon which such dividends shall be payable, the preference or relation that such dividends shall bear to the dividends payable on any other class or classes or any other series of capital stock (including whether such dividends shall be participating or non-participating with respect to any other class or classes or any other series of capital stock), whether such dividends shall be cumulative or noncumulative, and if cumulative, the date or dates from which any such dividends shall be cumulative;

(d)

whether the shares of each such series shall be subject to redemption, and, if made subject to redemption, the time or times, price or prices and other terms, limitations, restrictions or conditions of such redemption, including whether such redemption shall be made at the election of the corporation or the holders of such shares;

(e)

the relative amounts, and the relative rights or preferences, if any, of payment in respect of shares of each such series which the holders of shares of each such series shall be entitled to receive upon the voluntary or involuntary liquidation, dissolution or winding-up of National, including whether such rights shall be limited or participating with respect to shares of any other class or classes or any other series of capital stock upon the voluntary or involuntary liquidation, dissolution or winding up of National;

(f)

whether or not the shares of each such series shall be subject to the operation of a retirement or sinking fund and, if so, the terms and provisions relative to the operation of such retirement or sinking fund;

(g)

whether or not the shares of each such series shall be convertible into, or exchangeable for, shares of any other class or classes or any other series of capital stock, or other securities, whether or not issued by National, and if so convertible or exchangeable, the price or prices or the rate or rates of conversion or exchange, the method, if any, of adjusting any such price or prices or rate or rates and whether such shares shall be convertible or exchangeable at the election of National or the holders of such shares;

(h)

the limitations and restrictions, if any, to be effective while any shares of each such series are outstanding, upon the payment of dividends or the making of other distributions on, and upon the purchase, redemption or other acquisition by National of, the common stock or any other class or classes or any other series of capital stock of National ranking junior to the shares of such series either as to dividends or upon liquidation, dissolution or winding-up of National;

(i)

the conditions or restrictions, if any, to be effective while any shares of each such series are outstanding, upon the creation of indebtedness of National or upon the issuance of any additional stock (including additional shares of such series or of any other class) ranking on a parity with or prior to the shares of such series as to dividends or distribution of assets upon liquidation, dissolution or winding-up of National; and

(j)	any other preference, relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof.

Business Combinations

National’s Restated Certificate of Incorporation provides that certain conditions must be met before the consummation of any merger or other business combination by National or any of its subsidiaries with any stockholder who is directly or indirectly the beneficial owner of 5% or more of National’s outstanding common stock (substantial stockholder) or with an affiliate of any substantial stockholder. The term substantial stockholder does not include National, any of its subsidiaries, or any trustee holding common stock of National for the benefit of the employees of National or any of its subsidiaries pursuant to one or more employee benefit plans or arrangements. The conditions, which are in addition to those otherwise required by law, prescribe the minimum amount per share that must be paid to holders of common stock and the form of consideration paid, and require that the holders of common stock be furnished certain information about the business combination prior to voting on it. A business combination, as defined in the Restated Certificate of Incorporation, generally means any of the following transactions:

•	a merger, consolidation or share exchange;

•

a sale, lease, exchange or other disposition of any assets in exchange for property having a fair market value of more than $10 million, if determined to be a business combination by certain directors of National in accordance with provisions of the Restated Certificate of Incorporation;

•

the issuance or transfer of securities in exchange for property having a fair market value of more than $10 million, if determined to be a business combination by certain directors of National in accordance with provisions of the Restated Certificate of Incorporation;

•	the adoption of a plan of liquidation or dissolution of National; or

•

any reclassification of securities, recapitalization or reorganization that has the effect of increasing the proportionate share of the outstanding shares of any class of securities of National that is owned by any substantial stockholder or by any affiliate of a substantial stockholder.

The approval of at least three-fourths of the entire Board of Directors or, in the event that the Board of Directors consists of directors elected by the holders of preferred stock, the approval of a majority of the entire Board of Directors, is required to amend or repeal the classified board or business combination provisions contained in the Restated Certificate of Incorporation.

As a New Jersey corporation, National is also subject to the provisions of the New Jersey Business Corporation Act, including Chapter 10A thereof (known as the New Jersey Shareholders’ Protection Act) regarding business combinations with an interested stockholder. See the applicable provisions of the New Jersey Business Corporation Act for additional information.

DESCRIPTION OF DEPOSITARY SHARES

General

National may offer depositary shares representing fractional shares of preferred stock of any series. The following description sets forth certain general terms and provisions of the depositary shares that National may offer pursuant to this prospectus. The particular terms of the depositary shares, including the fraction of a share of preferred stock that such depositary share will represent, and the extent, if any, to which the general terms and provisions may apply to the depositary shares so offered will be described in the applicable prospectus supplement.

The shares of preferred stock represented by depositary shares will be deposited under a deposit agreement between National and a bank or trust company that meets certain requirements and is selected by National (the “bank depositary”). Each owner of a depositary share will be entitled to all the rights and preferences of the shares of preferred stock represented by the depositary share. The depositary shares will be evidenced by depositary receipts issued pursuant to the deposit agreement. Depositary receipts will be distributed to those persons purchasing the fractional shares of preferred stock in accordance with the terms of the offering. The deposit agreement will also contain provisions relating to the manner in which any subscription or similar rights National offers to holders of the preferred stock will be made available to the holders of depositary shares.

The following description is a general summary of some common provisions of a deposit agreement and the related depositary receipts. The description below and in any prospectus supplement does not include all of the terms of the deposit agreement and the related depositary receipts. Copies of the form of deposit agreement and the depositary receipts relating to any particular issue of depositary shares will be filed with the SEC each time National issues depositary shares, and you should read those documents for provisions that may be important to you.

Dividends and Other Distributions

If National pays a cash distribution or dividend on a series of preferred stock represented by depositary shares, the bank depositary will distribute these dividends to the record holders of these depositary shares. If the distributions are in property other than cash, the bank depositary will distribute the property to the record holders of the depositary shares. However, if the bank depositary determines that it is not feasible to make the distribution of property, the bank depositary may, with National’s approval, sell this property and distribute the net proceeds from this sale to the record holders of the depositary shares.

Redemption of Depositary Shares

If National redeems a series of preferred stock represented by depositary shares, the bank depositary will redeem the depositary shares from the proceeds received by the bank depositary in connection with the redemption. The redemption price per depositary share will equal the applicable fraction of the redemption price per share of the preferred stock. If fewer than all the depositary shares are redeemed, the depositary shares to be redeemed will be selected by lot or pro rata as the bank depositary may determine.

Voting the Preferred Stock

Upon receipt of notice of any meeting at which the holders of the preferred stock represented by depositary shares are entitled to vote, the bank depositary will mail the notice to the record holders of the depositary shares relating to the preferred stock. Each record holder of these depositary shares on the record date (which will be the same date as the record date for the preferred stock) may instruct the bank depositary as to how to vote the preferred stock represented by the holder’s depositary shares. The bank depositary will endeavor, insofar as practicable, to vote the amount of the preferred stock represented by such depositary shares in accordance with these instructions, and National will take all action that the bank depositary deems necessary in order to enable the bank depositary to do so. The bank depositary will abstain from voting shares of the preferred stock to the extent it does not receive specific instructions from the holders of depositary shares representing this preferred stock.

Amendment and Termination of the Deposit Agreement

The form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement may be amended by agreement between the bank depositary and National. However, any amendment that materially and adversely alters the rights of the holders of depositary shares will not be effective unless this amendment has been approved by the holders of at least a majority of the depositary shares then outstanding. The deposit agreement may be terminated by the bank depositary or National only if:

•	all outstanding depositary shares have been redeemed; or

•

there has been a final distribution in respect of the preferred stock in connection with any liquidation, dissolution or winding up of National and this distribution has been distributed to the holders of depositary receipts.

Charges of Bank Depositary

National will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. National will pay charges of the bank depositary in connection with the initial deposit of the preferred stock and any redemption of the preferred stock. Holders of depositary receipts will pay other transfer and other taxes and governmental charges and any other charges, including a fee for the withdrawal of shares of preferred stock upon surrender of depositary receipts, as are expressly provided in the deposit agreement to be for their accounts.

Withdrawal of Preferred Stock

Upon surrender of depositary receipts at the principal office of the bank depositary, subject to the terms of the deposit agreement, the owner of the depositary shares may demand delivery of the number of whole shares of preferred stock and all money and other property, if any, represented by those depositary shares. Fractional shares of preferred stock will not be issued. If the depositary receipts delivered by a holder evidence a number of depositary shares in excess of the number of depositary shares representing the number of whole shares of preferred stock to be withdrawn, the bank depositary will deliver to the holder at the same time a new depositary receipt evidencing the excess number of depositary shares. Holders of preferred stock thus withdrawn may not thereafter deposit those shares under the deposit agreement or receive depositary receipts evidencing depositary shares therefor.

Miscellaneous

The bank depositary will forward to holders of depositary receipts all reports and communications from National that are delivered to the bank depositary and that National is required to furnish to the holders of preferred stock.

Neither the bank depositary nor National will be liable if National is prevented or delayed by law or any circumstance beyond National’s control from performing its obligations under the deposit agreement. The obligations of the bank depositary and National under the deposit agreement will be limited to performance in good faith of National’s duties thereunder, and National will not be obligated to prosecute or defend any legal proceeding in respect of any depositary shares or shares of preferred stock unless reasonably satisfactory indemnity is furnished. National may rely upon written advice of counsel or accountants, or upon information provided by persons presenting shares of preferred stock for deposit, holders of depositary receipts or other persons believed to be competent and on documents believed to be genuine.

Resignation and Removal of Bank Depositary

The bank depositary may resign at any time by delivering to National notice of its election to do so, and National may at any time remove the bank depositary. Any such resignation or removal will take effect upon the appointment of a successor bank depositary and the successor’s acceptance of this appointment. The successor bank depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company meeting the requirements of the deposit agreement.

DESCRIPTION OF STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS

National may issue stock purchase contracts, including contracts that obligate holders to purchase from National, and National to sell to these holders, a specified number of shares of common stock at a future date or dates. The consideration per share of common stock may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula set forth in the stock purchase contracts. The stock purchase contracts may be issued separately or as a part of stock purchase units consisting of a stock purchase contract and either debt securities of National or U.S. Treasury securities that are pledged to secure the holders’ obligations to purchase the common stock under the stock purchase contracts. The stock purchase contracts may require National to make periodic payments to the holders of some or all of the stock purchase units or vice versa, and such payments may be unsecured or prefunded on some basis. The stock purchase contracts may require holders to secure their obligations under these stock purchase contracts in a specified manner.

A prospectus supplement will describe the terms of any stock purchase contracts or stock purchase units being offered. The description in the prospectus supplement will not necessarily be complete, and reference will be made to the stock purchase contracts. Some of the important United States federal income tax considerations applicable to the stock purchase units and stock purchase contracts will be discussed in the related prospectus supplement.

DESCRIPTION OF UNITS

National may issue units consisting of one or more debt securities, shares of common stock, shares of preferred stock, depositary shares, stock purchase contracts, stock purchase units or any combination of such securities. The applicable prospectus supplement will describe:

•

the terms of the units and of the debt securities, shares of common stock, shares of preferred stock, depositary shares, stock purchase contracts, stock purchase units comprising the units, including whether and under what circumstances the securities comprising the units may be traded separately;

•	if applicable, a discussion of any material U.S. federal income tax considerations;

•	a description of the terms of any unit agreement governing the units; and

•	a description of the provisions for the payment, settlement, transfer or exchange of the units.

PLAN OF DISTRIBUTION

National may periodically sell its securities in one or more of the following ways:

•	to underwriters or dealers for resale to the public or to institutional investors;

•	directly to the public or institutional investors;

•	through agents to the public or to institutional investors;

•	in a rights offering;

•	in “at-the-market” offerings, within the meaning of Rule 415(a)(4) of the Securities Act, to or through a market maker or into an existing trading market on an exchange or otherwise; or

•	through a combination of any of these methods.

The prospectus supplement will state the terms of the offering of the securities, including:

•	the name or names of any underwriters, dealers or agents;

•	the purchase price of such securities and the proceeds to be received by National;

•	any underwriting discounts, commissions or agency fees and other items constituting underwriters’ or agents’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which the securities may be listed.

If National uses underwriters in the sale, the underwriters will acquire the securities for their own account and may resell them in one or more transactions, including:

•	negotiated transactions;

•	at a fixed public offering price or prices; or

•	at varying prices determined at the time of sale.

Unless otherwise stated in a prospectus supplement, the obligations of the underwriters to purchase any securities will be conditioned on customary closing conditions and the underwriters will be obligated to purchase all of such series of securities, if any are purchased.

If National uses dealers in the sale, the dealers will acquire the securities as principals and may resell them to the public at varying prices to be determined by the dealers at the time of resale.

Unless otherwise stated in a prospectus supplement, any agent selling securities on National’s behalf will be acting on a best efforts basis for the period of its appointment.

This prospectus may be delivered by underwriters and dealers in connection with short sales undertaken to hedge exposures under commitments to acquire the securities described in this prospectus that may be issued on a delayed or contingent basis.

Underwriters, agents and dealers may be entitled under agreements entered into with National to indemnification by National against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments that the underwriters, agents or dealers may be required to make. Underwriters, agents and dealers may be customers of, engage in transactions with, or perform services for National and its affiliates in the ordinary course of business.

Any securities offered by this prospectus, other than National’s common stock, will be a new issue of securities and will have no established trading market. National’s common stock is listed on the New York Stock Exchange, and any shares of National’s common stock sold will also be listed on the New York Stock Exchange, upon official notice of issuance. Any underwriters to whom securities are sold by National for public offering and sale may make a market in the securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. Any of these securities, other than National’s common stock, may or may not be listed on a national securities exchange. National gives no assurance as to the liquidity of or the existence of any trading market for any of these securities, other than National’s common stock.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended September 30, 2022 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The information incorporated in this prospectus by reference to National’s Annual Report on Form 10-K for the year ended September 30, 2022, relating to the oil and gas reserves of Seneca Resources Company, LLC, has been so incorporated in reliance on the audit report of Netherland, Sewell & Associates, Inc., an independent petroleum engineering firm, given on the authority of said firm as experts in petroleum engineering.

LEGAL MATTERS

The validity of the debt securities, stock purchase contracts, stock purchase units and units consisting of one or more of such securities will be passed upon for National by Jones Day and for the underwriters, dealers, or agents by Hunton Andrews Kurth LLP, New York, New York. However, all matters of New Jersey law, including the incorporation of National and the validity of the common stock, preferred stock, depositary shares and units consisting of one or more of such securities, will be passed upon by Lowenstein Sandler LLP, Roseland, New Jersey.

$1,500,000,000

National Fuel Gas Company

$500,000,000 4.75% Notes due 2029

$500,000,000 5.05% Notes due 2031

$500,000,000 5.50% Notes due 2036

PROSPECTUS SUPPLEMENT

May 27, 2026

Joint Book-Running Managers

TD Securities	Wells Fargo Securities	BofA Securities	J.P. Morgan	PNC Capital Markets LLC

Co-Managers

CIBC Capital Markets	KeyBanc Capital Markets	US Bancorp	Mizuho

Comerica Securities	M&T Securities	HSBC	Truist Securities